SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2001,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

A good quarter by any measure
Group results for the quarter ...
•
Headline earnings up 19% to $0.62 and 22% to R5.01
per share.
•
Total cash costs down 4% to $185 per ounce.
•
Bambanani and Tshepong will remain in AngloGold's
portfolio.
•
GoldAvenue Exchange goes live for gold trading.
... and for the half year
•
Gold production down due to Elandsrand and
Deelkraal sale.
•
Total cash costs down 12% to $189 per ounce.
•
Headline earnings down 11% with increased finance
costs arising from acquisition of Geita and Morila.
•
A dividend of R7.00 per share declared, giving a 5%
annualised yield on a share price of R288.00 per
share.
Regional operating results for the quarter
SOUTH AFRICA
•
Key operations exceeded production and cost targets.
•
Gold production up (excluding Elandsrand and
Deelkraal sale).
•
Total cash costs down 1% to R50,120 per kilogram
(4% to $194 per ounce).
•
Operating profit marginally lower on flat received price
and increased retrenchment costs.
AFRICA
•
Another very good quarter.
•
Gold production up 9%.
•
Total cash costs 2% down to $121 per ounce.
•
Operating profit up 29% to $22 million.
•
ISO 14001 environmental accreditation for Geita.
NORTH AMERICA
•
Gold production up 4%.
•
Total cash costs down 4% to $202 per ounce.
•
Operating profit up 28% to $6 million.
SOUTH AMERICA
•
Gold production slightly down.
•
Total cash costs down 4% to $141 per ounce, following
cost cuts and devaluation of Brazilian Real.
AUSTRALIA
•
Gold production down 11% partly due to Sunrise Dam
plant commissioning.
•
Production drop matched by cost containment, leaving
total cash costs down 3% at $195 per ounce, and
steady in A$ terms.
Quarter
ended
Jun
2001
Quarter
ended
Mar
2001
Six
months
ended
Jun
2001
Six
months
ended
Jun
2000
Quarter
ended
Jun
2001
Quarter
ended
Mar
2001
Six
months
ended
Jun
2001
Six
months
ended
Jun
2000
Rand/Metric
Dollar/Imperial
Gold
     Produced -
- kg/oz 000
53,915
54,377
108,292
110,466
1,733
1,749
3,482
3,551
     Revenue -
- R/kg/$/oz sold
73,578
74,133
73,850
65,096
285
295
290
308
     Total cash costs
- R/kg/$/oz produced
47,663
48,457
48,061
45,165
185
193
189
214
     Total production costs
- R/kg/$/oz produced
57,079
57,537
57,309
51,891
221
229
225
245
     Operating profit
- R/$ million
965
894
1,859
1,570
120
114
234
237
Net capital expenditure
- R/$ million
576
535
1,111
633
72
68
140
96
Net profit
- R/$ million
509
337
846
854
63
43
106
128
Net earnings (basic)
- cents per share
475
315
790
799
59
40
99
120
Headline earnings
- cents per share
538
409
947
859
67
52
119
129
Headline earnings before unrealised
hedging activities
- cents per share
501
410
911
859
62
52
114
129
Dividends
- cents per share
700
750
85
102
REPORT
FOR THE QUARTER AND SIX MONTHS
ENDED 30 JUNE 2001
ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Certain forward-looking statements
Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of
AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition.  Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
Throughout this document, $ refers to US dollars, unless otherwise stated.
Published by AngloGold
PO Box 62117
Marshalltown
2107
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

Dear Shareholder,
Overall performance
The results reported for the June quarter reflect a strong
performance, with operating profit of $120 million, net
profit of $63 million, and headline earnings of $66 million
(excluding the unrealised gain on hedging activities)  all
improvements on the previous quarter.  This
commendable financial performance comes despite
slightly reduced gold production and a lower received
gold price.  Decreased finance costs resulting from the
competitive re-financing of existing debt and from lower
interest charges contributed to the quarter-on-quarter
earnings increase.  Performance for the six months to
June 2001 is equally pleasing.
The quarter saw a good operating performance across
all five regions, with AngloGold producing 1.7 million
ounces of gold at total cash costs of $185 per ounce,
and total production costs of $221 per ounce.  For the
six months ended June 2001, the company produced
3.5 million ounces of gold at total cash costs of $189 per
ounce and total production costs of $225 per ounce.
In South Africa, the key operations are producing at or
above expectations, with particularly good performances
at Great Noligwa, Tshepong, Savuka and TauTona and
continuing improvements at Bambanani.  While
Mponeng continues to underperform, this is expected to
improve incrementally during the second half of the
year, as new raise lines become available.  A decision
has been taken to place Joel's South shaft in an orderly
closure mode, while the drilling project at North shaft
continues.  However, should a value-adding offer to
purchase Joel be received, this would be considered.
Consequent on improved operational performance, and
in the absence of offers that exceed AngloGold's
valuation of certain of the Free State assets, the board
has decided to withdraw the cautionary notice published
in November last year in respect of the potential sale of
some of its Free State operations.
The Africa region had another excellent quarter,
improving on its performance in the first quarter.  The
region produced 211,000 attributable ounces, with total
cash costs 2% lower at $121 per ounce, and operating
profit 29% higher at $22 million.  Yatela produced its first gold on 9 May 2001, one month ahead of schedule and
$2 million below construction budget.
In North America, gold production increased by 4% to
130,000 ounces, operating earnings improved by 28%,
while total cash costs decreased by 4% to $202 per
ounce.  Gold production at AngloGold's South American
operations was 1% lower than the previous quarter at
106,000 ounces, while total cash costs were 4% down at
$141 per ounce, as a result of continuing cost-cutting
and currency devaluation.  Australia saw production
decline by 11% to 118,000 ounces, while total cash
costs decreased by 3% to $195 per ounce, holding
steady in local currency terms at A$379 per ounce.
AngloGold's strategy to reduce risk through geographic
and orebody diversification continues to deliver benefits.
For the quarter, production from outside South Africa,
principally from low-cost, surface and shallow mines,
grew to 33%, operating profits to 41%, EBITDA to 51%
and cash earnings to 57%.  The company's ongoing
major capital projects, in South Africa at Mponeng and
TauTona, in Australia at Sunrise Dam, and at the
Cripple Creek & Victor joint venture in Colorado, are all
progressing well and within budget.
An equally pleasing aspect of this quarter has been
GoldAvenue's business-to-business website,
GAExchange (www.gaexchange.com), which went live
in June, offering bullion products directly to regional
banks for jewellery fabrication industries in Italy.  This
will be extended to other countries through the
remainder of 2001, with GoldAvenue's business-to-
consumer gold jewellery venture targeting an initial
product offering by year-end.
We are very satisfied with the wage agreement reached
with the National Union of Mineworkers (NUM) last
week.  This deal locks in a two-year contract which is
consistent with our goals of improving skills and
productivity, especially for production crews.  The net
effect of this wage agreement on our bottom line is
within the planning and performance parameters we
have set for our South African business units.
Dividend
We are pleased to announce an interim dividend for the
half year of R7.00, representing an annualised dividend
yield of 5% on Friday, 27 July 2001 closing share price
of R288.00.
Changes in the board of directors
Following his appointment as Chairman of South African
Airways, Don Ncube has sadly resigned from the
AngloGold board.  His presence will be sorely missed.
A replacement has not yet been appointed.  Mike King
and James Campbell have also resigned from the
board, following their departures from Anglo American.
They will be replaced by Bill Nairn and Tony Lea.
RUSSELL EDEY
Deputy Chairman
30 July 2001
LETTER FROM THE CHAIRMAN AND
DEPUTY CHAIRMAN
BOBBY GODSELL
Chairman and Chief
Executive Officer

OVERVIEW
AngloGold's operating profit for the quarter
ended 30 June 2001 increased by 5% to
$120 million.  Headline earnings (excluding
unrealised gains from hedging) rose by 19% to
$66 million ($0.62 per share or $0.31 per ADR).
Reduced finance costs resulting from the re-
financing of existing debt and from lower interest
charges contributed to the quarter-on-quarter
earnings increase.  The received gold price for
the period declined by 3% to $285 per ounce.
Gold production decreased by only
16,000 ounces (1%) to 1.73 million ounces,
despite the loss of 33,000 ounces arising from
the disposal of Deelkraal and Elandsrand
between the March and June quarters.  Total
cash costs were down by 4% to $185 per ounce
and total production costs decreased by 3% to
$221 per ounce.
In the absence of an offer from a third party
which exceeds AngloGold's valuation of the
Bambanani and Tshepong operations in the
Free State and, in light of the fact that both of
these mines are performing according to plan, it
has been decided to withdraw the cautionary
notice published in November last year in
respect of some of its Free State operations.
It has been decided to place Joel South shaft in
an orderly closure mode and it will be closed by
the end of 2001, unless a reasonable offer to
purchase Joel is received.  In the interim, drilling
at Joel North shaft will continue.  Similarly,
Matjhabeng's Eland shaft will be closed by the
end of this year.
For the six months ended June 2001, gold
production decreased by 69,000 ounces, or 2%,
to 3.5 million ounces compared to the first six
months of 2000, as a result of the disposal of
Elandsrand and Deelkraal, which together
produced 277,000 ounces in the first half of
2000.  This, however, was partially offset by
production from Morila and Geita.  Total cash
and production costs decreased by 12% and 8%
to $189 per ounce and $225 per ounce
respectively.  Operating profits were down by
1% to $234 million for the half-year.  Headline
earnings before unrealised gain from hedging
decreased by 11% to $122 million due to the
increase in interest paid during the first half of
this year arising from the acquisition of Geita
and Morila.  Retrenchment costs increased from
$6 million in the first half of 2000 to $16 million in
the first six months of 2001.
Agreement was reached last week with the
National Union of Mineworkers (NUM) on wages
and other conditions of employment for the next
two years.  The terms of the agreement provide for
the salaries of the lowest-paid employees
(Category 3) to be increased by 9% from
1 July 2001 and for the salaries of all other
employees covered by the agreement to be
increased by 8% from that date.
With effect from 1 July 2002, the minimum salary
for Category 3 underground employees will be
increased to R2,000 per month, while the salaries
of Category 3 surface employees (the company's
lowest-paid employees), will be increased by 10%.
The salaries of all other employees covered by the
agreement will be increased by 7.5%, with a further
0.5% increase to take effect from 1 January 2003.
The agreement provides for increases to annual
leave and for the introduction of an ill-health
retirement benefit through the Mineworkers'
Provident Fund.
SOUTH AFRICA
Overall performance
The operating performance of the region continued
to meet production and cost expectations for
another quarter, with gold production, total cash
costs, and operating profit all steady for the June
2001 quarter.
While the sale and final transfer of Elandsrand and
Deelkraal reduced production by 1,037 kilograms,
gold output for the remainder of the region actually
increased by 386 kilograms to 36,341 kilograms
(1.17 million ounces).  The received gold price was
unchanged at R72,355 per kilogram (though
marginally lower in dollar terms, at $280 per
ounce).  Reflecting management's commitment to
containing operating costs, total cash costs were
down 1% to R50,120 per kilogram (and 4% in
dollar terms to $194 per ounce).  Operating profit
decreased marginally by 2% as a result of higher
retrenchment costs.
OPERATING AND FINANCIAL REVIEW

Mine performance
At Great Noligwa, despite a 2% improvement in
total cash costs to R34,398 per kilogram  a
remarkable $133 per ounce   higher
productivity and a 7% increase in recovered
grade, operating profit was down 3% to
R262 million ($33 million) due to a movement in
gold inventory.  Following an exceptional first
three months, gold production at Kopanang
was 3% lower than the first quarter at
3,820 kilograms (123,000 ounces) due to
reduced grade, as anticipated.  Production was
nevertheless well above target, as was
operating profit, at R61 million ($8 million).
Kopanang reached a very important safety
milestone during the quarter when it achieved
1 million fatality-free shifts.  It also reported a
38% reduction in its lost-time injury frequency
(LTIF) rate.  Gold production at Tau Lekoa was
steady at 2,383 kilograms (76,000  ounces).
Total cash costs, however, rose by some 6% in
rand terms (4% in dollars) as a result of non-
recurring infrastructure maintenance.  This had
the effect of reducing operating profit by 40% to
R20 million ($3 million).
Gold production at TauTona increased 4% to
4,870  kilograms (157,000  ounces).  Total cash
costs were slightly higher at R42,229 per
kilogram, largely due to winder maintenance.  In
dollar terms, total cash costs reduced slightly to
$164  per ounce.  Operating profit improved by
28% to R144  million ($18 million).  Following a
disappointing performance in the first three
months of the year, Savuka had a good second
quarter.  Volume mined increased by 11% and
gold produced by 14% to 2,016  kilograms
(65,000 ounces) while total cash costs
decreased by 5% to R63,636  per kilogram
($246  per ounce).  Lack of mineable face length
continues to impact production at Mponeng.
This was compounded when blasting was held
up during rescue operations following a fall of
ground in May.  These problems led to a 4%
decrease in gold production for the quarter, to
2,453  kilograms (79,000  ounces), an 11%
increase in total cash costs (or 8% in dollar
terms) and an operating loss of R38 million
($5 million).  As previously reported, the mine
will move incrementally towards improved
production during the second half of the year as
the new raise lines referred to in the March
quarter's report become available.
The performance of Bambanani continues to
improve, despite the effect on production and
costs of a transformer fire on 58 level during
April.  Production increased by 10% on the first
quarter and total cash costs were 2% lower at
R60,185 per kilogram ($233 per ounce).
Tshepong's performance continues to impress.
Gold production increased 17% (following a similar
quarter-on-quarter improvement in the first three
months).  Total cash costs were 11% down to
R44,579 per kilogram ($173 per ounce) and
operating profit was 13% higher than the previous
quarter at R55 million ($7 million).  At Matjhabeng,
the planned closure of the Sable shaft and the
early closure of the Nyala shaft during the quarter
led to a 16% decline in gold production to
1,440 kilograms (46,000 ounces).  Total cash costs
decreased by 15% to R60,344 per kilogram
($234 per ounce) and the operating loss for the
quarter was reduced from R30 million ($4 million)
to R25 million ($3 million).  The remaining Eland
shaft will be sold or managed to closure by the end
of the year.  Despite a better quarter at Joel, with a
reduced operating loss of R18 million ($2 million),
from R32 million ($4 million) in the March quarter,
the mine continues to be uneconomic.
At Ergo, gold production decreased by 17% to
2,368 kilograms (76,000 ounces) off an exceptional
performance last quarter.
AFRICA
Overall performance
The region had another good quarter in all
respects, improving on its performance in the first
quarter.  Production was 211,000 attributable
ounces, an increase of 9% on the previous quarter,
at a total cash cost of $121 per ounce.  Operating
profit was 29% higher at $22 million.
Despite three of the five operations in the region
being less than one year old, accelerated safety
focus at the new operations has resulted in the
region recording a LTIF rate of 1.77.
Mine performance
A steady performance during the quarter at
Sadiola (38% attributable) resulted in a 5%
increase in gold production to 52,000 attributable
ounces and a reduction in total cash costs of 4% to
$125 per ounce.  The mine has remained accident-
free for the year to date.
Yatela (40% attributable) produced its first gold on
9 May 2001, a month ahead of schedule and
$2 million below construction budget.  Contractor
demobilisation is complete, and the mine is in the
process of a production build-up under the new
management and a team of permanent employees.
Total attributable gold production for the quarter
was 8,000 ounces and has been credited to pre-
production capital.  Production and cost statistics

will be included in the operating results from the
third quarter.
Morila (40% attributable) sustained its good
production performance despite power
interruptions during the quarter.  Power
generation problems have been overcome and
production for the quarter increased by 3% to
65,000 attributable ounces.  Total cash costs, at
$100 per ounce, were up 11% on the previous
quarter.  This increase in the unit cost was due
to a reduction in the proportion of high-grade
soft oxide material treated to lower-grade
sulphide material.  Recovered grade was 18%
down on the previous quarter.  Safety results for
the mine are commendable with a progressive
LTIF rate of 1.36.
The mine is currently undergoing a 90-day
completion review in terms of its project finance
arrangements with positive results to date.
Geita (50% attributable) continues to perform
exceptionally well.  Increased plant throughput
resulted in production of 72,000 attributable
ounces for the quarter, an improvement of 19%
on the previous quarter.  Total cash costs of
$133 per ounce were 6% lower than the
previous quarter.  Operating profit for the
quarter rose by 53% to $7 million.
The mine has received ISO 14001
environmental accreditation, a significant
achievement 12 months after first gold
production.  Safety on the mine remains
impressive with no accidents recorded for the
quarter.
Navachab maintained its trend of continued
improvement.  Production increased by 7% to
22,000 ounces and total cash costs for the
quarter were $162 per ounce, a 7% decrease on
the previous quarter.  The mine had three lost
time injuries for the quarter.
NORTH AMERICA
Overall performance
Gold production from these operations
increased by 4% in the second quarter.
Operating profit rose by 28% during the same
period as a result of higher production despite
lower realised gold price.  Total cash costs for
the period decreased by 4% to $202 per ounce.
Mine performance
At Jerritt Canyon (70% attributable), the
second quarter's production of 73,000 ounces
was 3% less than the first quarter as a result of
decreased Cortez tonnage.  Total tonnage
processed in the second quarter was
approximately 3% down on the first quarter.  Total
cash costs for the second quarter were $217  per
ounce, 6% lower than the first quarter, due to
reduced volumes of purchased Cortez ore.
Production at Cripple Creek & Victor (CC&V)
(67% attributable  see Note 5 on Page 10) was
57,000  ounces, 13% higher than first quarter
levels.  Total cash costs were $177  per ounce in
the second quarter, a rise of 5% on the first quarter
due to increased tonnage mined in the second
quarter.
SOUTH AMERICA
Overall performance
In this region, gold production was 1% lower than
the previous quarter at 106,000  ounces.   Total
cash costs for the quarter were 4% down on the
previous quarter at $141 per ounce, as a result of
the continuing cost-cutting programme across the
region and positive effects at Morro Velho and
Serra Grande from the devaluation of the Brazilian
Real.
Mine performance
The reduced gold production for the quarter was
due to a 10% decrease in production at Cerro
Vanguardia (46.25% attributable) as a result of
lower than expected grade.  This reduction was
partially offset by a 3% increase in production at
Morro Velho, due to an additional 1,900 ounces
from the Nova Lima plant clean-up, as well as a 3%
improvement in production from Serra Grande
(50% attributable) due to increased tonnage
treated.
At Cerro Vanguardia, the improving safety trend
noted in previous quarters continues and Serra
Grande remains below the Ontario benchmark.
There was, however, an accident at Morro Velho's
Mina Velha, which claimed the lives of two
employees.  A complete review of procedures,
focusing on total risk management, is being carried
out throughout the region.
AUSTRALIA
Overall performance
Production for the quarter of 118,000 ounces was
11% below output in the March quarter, in part due
to commissioning of the expanded Sunrise Dam
plant.  The lower production was, however,
matched by reductions in cash expenditure at the

mines, which allowed for a 3% decrease in total
cash to $195 per ounce, holding steady in local
currency terms at A$379 per ounce.
The high-value forward contracts, which
matured last quarter, could not be replicated in
the current quarter, resulting in a fall in the
average realised price from A$594 per ounce to
A$520 per ounce.
Mine performance
At Sunrise Dam the expansion of the plant to
bring the throughput capacity to 2.5 million
tonnes a year of fresh ore was completed one
month ahead of schedule and within the
approved budget of A$46 million.  The plant's
subsequent performance has indicated that
throughput rates in excess of the design
capacity will be possible with minimal additional
capital expenditure.  The major cutback of the
open pit is continuing and will be completed
during the fourth quarter.  Although output of
68,000 ounces was higher than planned, it was,
as anticipated, still 9% below the March quarter.
The restricted plant throughputs and use of
lower-grade ore during the commissioning
phase resulted in a 12% increase in total cash
costs relative to the previous quarter, but these
remain extremely competitive at $148 per ounce
(A$288 per ounce).
The performance of Union Reefs during the
second quarter was disappointing.  Poor mining
rates caused by equipment unavailability, lack of
access to the main Crosscourse pit and the
failure of satellite orebodies to yield anticipated
grades, all contributed to a 25% fall in
production to 23,000 ounces.  With these
difficulties pushing total cash costs up to
$269 per ounce (A$524 per ounce), a review of
the mine's operations has been undertaken to
ensure a more stable performance for the
remainder of the year.  Because of the limited
future value of the mine, possible disposal
options are being considered.
Although the current Boddington (33%
attributable) oxide operation is nearing
completion and mining is restricted to remnant
ore blocks, production has improved marginally
to 20,000 ounces (compared to 19,000 ounces
in March).  However, the mining costs
associated with accessing the remaining small
volume ore blocks has pushed total cash costs
up by 4% to $215 per ounce (A$417 per ounce).
It is now anticipated that the oxide operation will
cease at the end of the third quarter and the
plant will be placed on care and maintenance
pending the commencement of the Boddington
Expansion Project.  Progress is being made on the
transfer of management of both the Boddington
mine and its expansion, to the Boddington Gold
Mine joint venture partners.
The unusually heavy rains experienced during the
first quarter have resulted in restricted pit access
and a major loss of reserves at the Tanami (40%
attributable) mine.  As a result, mining was
terminated at the end of June and processing will
cease during the third quarter when stockpiles will
be exhausted.  Production during the June quarter
slipped a further 15% to 7,000 ounces, however
with the restricted mining activity, total cash costs
fell dramatically to $193 per ounce (A$370 per
ounce) from $423 per ounce (A$805 per ounce) in
the March quarter.  AngloGold is examining its
future options in respect of the Tanami district joint
ventures.

The spot gold market was more active
(and stronger) in the second quarter of
2001 than it had been in the first quarter of
the year.  The closing spot price of
$271 per ounce was $15 above the
opening price for the quarter, and the
average price for the period was $5 per
ounce higher.  These average figures
conceal substantial price volatility for much
of the quarter, which saw a price range of
over $40 per ounce, touching on a brief
high around $298 per ounce in mid-May.
The strength of the market was
unfortunately not sustained evenly through
the period and the quarter ended with the
price softening below $270 per ounce to
settle around its current level of $266 per
ounce.
Foreign exchange markets continued to be
active.  The Australian dollar strengthened
more than 11% against the US dollar
during May from its oversold low of
A$0.4777 against the US unit, but the US
dollar rallied towards the end of the
quarter and finished strongly, with both the
euro and the rand at their lows for the
quarter.  Overall, the rand remained under
pressure for most of the period, averaging
R8.03 to the US dollar, or almost 3%
weaker than the first quarter average
exchange rate of R7.83.  Since the end of
the quarter, the dollar has rallied further,
pushing the rand to a record low against
the US currency of R8.35.  These moves
have translated again to local price
support for South African gold producers,
and the spot price of gold in South Africa
averaged R69,160 per kilogram  more
than 4% better than the local average spot
price for the first quarter of 2001.
The rally in the gold price this quarter was
driven strongly by reaction to
developments in the US economy, and the
correction in the price since then is linked
directly to a moderation of those views,
and to a reassertion of the strength of the
US dollar in the latter half of the quarter.
The gold price was well supported early in
the quarter by the ongoing tightness in
short term gold lease rates, which
continued to squeeze speculators holding
short positions.  This tightness saw the
gold price firm steadily through to mid-
May, as the net short position on the New
York Comex reduced by half from the
beginning of April.  The announcement by
the United States Federal Reserve on
15 May of their fifth cut this year of 0.5% in
the Federal Fund Rate in as many months,
triggered fears of a revival of inflation in
the US economy, and some investors
moved swiftly to buy gold futures,
particularly on the New York Comex.
These fears were encouraged by the
reported pick-up in consumer inflation rate
to 3.3% in April and by the continued
strength of US consumer spending in the
first quarter of the year, notwithstanding
slowing in other critical areas of the US
economy.  This buying moved the open
position on the Comex from net 160 tons
short at the beginning of the quarter to a
peak net long position equal to some
134 tons of gold at the end of May, and
with it, the spot gold price to a high of
$298 per ounce.
Since then, investors have become more
sanguine about inflation in the USA and
have steadily reduced their long positions
in gold.  The surge in the inflation rate
earlier this year was driven materially by
energy cost increases, and this influence
appears to be both a singular event, and
one that looks increasingly likely to retrace
itself at least in part in the year ahead.
Looking to the future, it would seem that
deflationary pressures are more likely to
prevail, with production and retail
overcapacity hanging over the economy
from the capital expenditure boom of the
1990s.  This is not to say that there will not
be price pressures in some sectors, but
the overall equation will be settled by the
absence of real price pressures or price
leverage in consumer goods.  This
absence of price pressure will be
compounded, sooner or later, by weaker
consumer demand.
Notwithstanding receding fears of US
inflation, and a stronger US dollar at the
end of the quarter, gold has not given up
all of its gains from the quarter.  Investors
and speculators on the New York Comex
remain net long to the extent of some
1 million ounces, and the price seems well
supported in the mid-$260s.
GOLD MARKET

Of concern for the immediate future is the
fact that the market is about to enter a
traditionally quiet period, particularly for
physical demand.  There is also some
danger that gold demand for jewellery in
the developed markets might well be
softer during the second half of the year
due to a generally slowing down in the
economy.  As we have noted before,
physical demand also remains price
sensitive  increasingly so in some
important markets.  Spot price increases
such as those, which occurred during the
past quarter, translate very quickly into
lower or no physical demand for gold.
This important element in the supply/
demand equation for the metal was
reinforced during the price rally in May,
where normal physical demand subsided,
and there was significant flow back of
selling in Hong Kong by the Chinese gold
jewellery industry.  However, news from
the Indian market is encouraging, and
there should be good reason to expect
firm offtake from that important market
once the monsoon season has passed.

NET DELTA OPEN HEDGE POSITION AS AT 30 JUNE 2001
As at 30 June 2001, the group had outstanding the following net forward-pricing commitments against future production.  A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 8.05 available on
30 June 2001.
Kilograms
Sold
Forward Price
R per kg
Forward Price
$ per oz
      Ounces
      Sold
      '000
12 Months ending
 31 December 2001
98,008
R76,552
$292
3,151
2002
113,509
R81,618
$299
3,649
2003
83,706
R86,722
$303
2,691
2004
58,183
R92,690
$311
1,871
2005
46,016
R105,787
$340
1,479
January 2006  December 2010
106,582
R116,794
$333
3,427
506,004
R92,361
$310
16,268
The marked-to-market value of all hedge transactions making up the hedge positions in the above table was a positive R1,367 million ($170 million) as at 30 June 2001.  The value was based on a gold price of
$270.60 per ounce, exchange rates of R/$8.05 and $/A$ 0.5088 and the prevailing market interest rates and volatilities at the time.
As at 30 July 2001, the marked-to-market value of the hedge book was a positive R2,011 million
($245 million) based on a gold price of $266.70 per ounce and exchange rates of $/R8.21 and A$/$0.5059 and the prevailing market interest rates and volatilities at the time.
Note to AngloGold Hedge Position as at 30 June 2001
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2001.
GOLD MARKET

Year
2001
2002
2003
2004
2005      2006-2010
Total
DOLLAR GOLD
Forward Contracts
Amount (kg)
44,554
48,058
47,197
38,383
29,923
75,708
283,823
$ per oz
$301
$311
$313
$314
$323
$342
$319
Put Options Purchased
Amount (kg)
15,030
3,893
5,808
2,662
757
1,291
29,442
$ per oz
$292
$383
$352
$390
$291
$291
$325
*Delta (kg)
8,877
3,551
4,587
2,019
261
364
19,659
Put Options Sold
Amount (kg)
2,799
2,799
$ per oz
$268
$268
*Delta (kg)
890
890
Call Options Purchased
Amount (kg)
19,213
5,407
667
572
25,859
$ per oz
$296
$297
$350
$360
$299
*Delta (kg)
4,434
1,703
128
150
6,415
Call Options Sold
Amount (kg)
61,049
21,216
10,463
3,303
1,704
2,233
99,969
$ per oz
$304
$349
$372
$342
$358
$338
$324
*Delta (kg)
10,883
1,852
1,563
1,153
625
1,227
17,303
RAND GOLD
Forward Contracts
Amount (kg)
27,715
40,856
15,402
10,311
9,700
15,433
119,416
Rand per kg
R75,524        R78,253         R83,133        R89,067       R120,396
 R130,557        R89,366
Put Options Purchased
Amount (kg)
2,022
2,022
Rand per kg
R70,473
R70,473
*Delta (kg)
750
750
Put Options Sold
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Purchased
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Sold
Amount (kg)
12,144
14,357
4,519
1,875
3,119
1,875
37,888
Rand per kg
R79,484        R87,003          R93,766        R93,603      R125,774
  R93,603       R89,244
*Delta (kg)
2,295
3,722
1,439
1,024
1,276
1,399
11,155
AUS DOLLAR (A$) GOLD
Forward Contracts
Amount (kg)
7,103
16,485
13,841
5,443
6,221
31,726
80,818
A$ per oz
A$562
A$576
A$538
A$542
A$665
A$598
A$581
Call Options Purchased
Amount (kg)
3,966
6,687
778
4,665
31,725
47,821
A$ per oz
A$711
A$728
A$703
A$704
A$684
A$694
*Delta (kg)
159
1,148
195
1,989
19,275
22,766
Call Options Sold
Amount (kg)
1,866
3,732
5,599
A$ per oz
A$524
A$554
A$544
*Delta (kg)
1,315
1,836
3,151
RAND DOLLAR (000)
Forward Contracts
Amount ($)
92,260
20,000
112,260
ZAR per $
R 7.55
R 6.48
R 7.36
Put Options Purchased
Amount ($)
240,000
65,000
305,000
ZAR per $
R 7.56
R 8.10
R 7.67
*Delta ($)
17,875
20,061
37,936
Put Options Sold
Amount ($)
30,000
30,000
ZAR per $
R 7.66
R 7.66
*Delta ($)
1,901
1,901
Call Options Purchased
Amount ($)
45,300
5,450
50,750
ZAR per $
R 7.80
R 6.48
R 7.66
*Delta ($)
31,130
5,440
36,570
Call Options Sold
Amount ($)
280,670
98,450
8,000
387,120
ZAR per $
R 8.50
R 8.50
R 6.94
R 8.47
*Delta ($)
81,223
42,530
7,348
131,102
AUS DOLLAR (000)
Forward Contracts
Amount ($)
34,161
43,748
29,428
107,336
$ per A$
A$.68
A$.58
A$.59
A$.62
ANGLOGOLD HEDGE POSITION
AS AT 30 JUNE 2001

1.  The results included herein for the quarter and six months ended 30 June 2001, which are unaudited, have been prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of Chartered Accountants.
Where appropriate, comparative figures have been restated.
2.  During the quarter, 125,050 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 30 June 2001 to 107,167,837.
3.  In terms of an agreement signed with African Rainbow Minerals (Proprietary) Limited (formerly African
Rainbow Minerals & Exploration (Proprietary) Limited) ("ARM") in January 1998, the No. 2 Shaft Vaal
River Operations was tributed to ARM on the basis that 40% of all revenue, costs and capital expenditure would be attributable to ARM, with the balance to AngloGold.  AngloGold has now entered into an agreement with ARM whereby ARM will take over the operations at No. 2 Shaft Vaal River
Operations and mine entirely for its own account and acquire all the assets relating to that shaft, with effect from 1 July 2001, for the sum of R10 million.
4.  Orders placed and outstanding on capital contracts as at 30 June 2001 totalled R1,111.7 million
(31 March 2001: R966.4 million), equivalent to $138.2 million (31 March 2001: $120.6 million) at the rate of exchange ruling on that date.
5.  Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.
6.  Withdrawal of cautionary announcement
In the absence of offers that exceed AngloGold's valuation of certain of its Free State assets, the board has decided to withdraw the cautionary announcement as published on 27 November, and renewed on
19 December 2000, 30 January, 14 March, 30 April and 11 June 2001.  Accordingly, shareholders are advised that caution need no longer be exercised when dealing in AngloGold shares.
7.  At the annual general meeting of shareholders held on 25 April 2001, shareholders approved the amendments to the AngloGold Share Incentive Scheme.  In terms of this authority, 428,600 debentures at an average issue price of R 243.14 per debenture were cancelled, in exchange for 428,600 options to acquire shares in the company being granted at an average strike price of R 243.14 per share.
8.  STRATE
Shareholders were originally advised that Monday, 3 September 2001 was the date scheduled for the company to be officially transferred to the new STRATE (Share TRAnsactions Totally Electronic) system of electronic settlement on the JSE Securities Exchange South Africa (JSE).
Subsequently, the company has been informed that its shares will be dematerialised with effect from
15 October 2001, with electronic trading and settlement commencing on 5 November 2001 and
12 November 2001 respectively.  Consequently, the company's share certificates will no longer be good for delivery in respect of transactions entered into on the JSE on or after Monday, 5 November 2001.
A letter containing further detailed information relating to STRATE and the dematerialisation process has been included with this quarterly report posted to shareholders with registered addresses recorded in the company's South African register of members, being the shareholders most likely to trade their shares on the JSE.  Copies of the letter are also available from the offices of the company's share registrars,
United Kingdom Secretaries and the investor relations contacts whose details, along with the website address, appear at the end of this report.
NOTES

9.  Dividend
The directors have today declared Interim Dividend No. 90 of 700 (2000: 750) South African cents per ordinary share for the six months ended 30 June 2001. Payment details are as follows:
To registered holders of ordinary shares
South African, United Kingdom
and Australian share registers
2001
Ex-dividend date
Monday, 20 August
Last day to register for dividend and for change
of address or dividend instruction
Friday, 24 August
Record date
Friday, 24 August
Currency conversion date
Tuesday, 28 August
for UK pounds and Australian dollars
Dividend cheques posted
Thursday, 27 September
Payment date of dividend (includes Electronic Funds Transfers)
Friday, 28 September
To holders of American Depositary Shares
(Each American Depositary Share (ADS) represents one-half of an ordinary share)
2001
Ex-dividend on New York Stock Exchange
Wednesday, 22 August
Record date
Friday, 24 August
Approximate date for currency conversion into US dollars
Friday, 28 September
Approximate payment date of dividend
Tuesday, 9 October
For illustrative purposes, the dividend payable on an ADS was equivalent to 42.63 US cents at the rate of exchange ruling on Monday, 30 July 2001 (2000: 51.06 US cents per ADS).
By order of the board
R M GODSELL
R P EDEY
Chairman and Chief Executive Officer
Deputy Chairman
30 July 2001

GROUP OPERATING RESULTS
Issued Capital:
107,167,837 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
107,041,537 ordinary shares in issue
Statistics are shown in metric units and financial figures in South African rand.
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
2001
2001
2001
2000
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
4,462

4,629

9,091

10,472

- waste
-

2

2

124

- total
4,462

4,631

9,093

10,596

Yield
- g/t
- reef
 8.29

 7.99

 8.14

 8.04

- waste
-

 1.00

 1.00

 0.63

- average
 8.29

 7.98

 8.14

 7.95

Gold produced
- kg
- reef
37,008

36,974

73,982

84,194

- waste
-

2

2

78

- total
37,008

36,976

73,984

84,272

PRODUCTIVITY
g/employee
- target
218

204

211

206

- actual
215

197

206

189

SURFACE AND DUMP RECLAMATION
Tonnes treated
- 000
12,584

13,483

26,067

25,839

Yield
- g/t
 0.31

 0.34

 0.32

 0.31

Gold produced
- kg
3,902

4,539

8,441

8,001

OPEN-PIT OPERATIONS
Tonnes mined
- 000
20,424

18,383

38,807

24,367

Stripping ratio *
 2.03

 1.69

 1.86

 1.12

Tonnes treated
- 000
6,739

6,843

13,582

11,493

Yield
- g/t
 1.93

 1.88

 1.90

 1.58

Gold produced
- kg
13,005

12,862

25,867

18,193

TOTAL
Gold produced
- kg
53,915

54,377

108,292

110,466

Gold sold
- kg
55,019

52,985

108,004

110,592

Revenue
- R/kg sold
73,578

74,133

73,850

65,096

Total cash costs
- R/kg produced
47,663

48,457

48,061

45,165

Total production costs
- R/kg produced
57,079

57,537

57,309

51,891

CAPITAL EXPENDITURE
 - mining direct
512.9

416.3

929.2

588.3

 - other
76.2

118.9

195.1

54.7

 - recoupments
(13.3)

(0.3)

(13.6)

(10.0)

Net capital expenditure
575.8

534.9

1,110.7

633.0

* Stripping ratio = (tonnes mined - tonnes treated) / tonnes treated

GROUP OPERATING RESULTS
Issued Capital:
107,167,837 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
107,041,537 ordinary shares in issue
Statistics are shown in imperial units and financial figures in US dollars.
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
2001
2001
2001
2000
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
4,919

5,103

10,022

11,543

- waste
-

2

2

136

- total
4,919

5,105

10,024

11,679

Yield
- oz/t
- reef
 0.242

 0.233

 0.237

 0.235

- waste
-

-

-

 0.015

- average
 0.242

 0.233

 0.237

 0.232

Gold produced
- oz 000      - reef
1,190

1,189

2,379

2,707

- waste
-

-

-

2

- total
1,190

1,189

2,379

2,709

PRODUCTIVITY
oz/employee
- target
 7.01

 6.57

 6.78

 6.63

- actual
 6.92

 6.35

 6.62

 6.07

SURFACE AND DUMP RECLAMATION
Tons treated
- 000
13,871

14,862

28,733

28,482

Yield
- oz/t
 0.009

 0.010

 0.009

 0.009

Gold produced
- oz 000
125

146

271

257

OPEN-PIT OPERATIONS
Tons mined
- 000
22,514

20,263

42,777

26,860

Stripping ratio *
 2.03

 1.69

 1.86

 1.12

Tons treated
- 000
7,428

7,544

14,972

12,668

Yield
- oz/t
 0.056

 0.055

 0.056

 0.046

Gold produced
- oz 000
418

414

832

585

TOTAL
Gold produced
- oz 000
1,733

1,749

3,482

3,551

Gold sold
- oz 000
1,769

1,703

3,472

3,556

Revenue
- $/oz sold
285

295

290

308

Total cash costs
- $/ounce produced
185

193

189

214

Total production costs
- $/ounce produced
221

229

225

245

Rand/US Dollar average exchange rate
 8.03

 7.83

 7.93

 6.58

CAPITAL EXPENDITURE
 - mining direct
63.8

53.3

117.1

88.9

 - other
9.5

15.1

24.6

8.3

 - recoupments
(1.6)

-

(1.6)

(1.5)

Net capital expenditure
71.7

68.4

140.1

95.7

* Stripping ratio = (tons mined - tons treated) / tons treated
 1
3

GROUP INCOME STATEMENT
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
SA Rand million
2001
2001
2001
2000
Gold income
4,105.9

3,985.4

8,091.3

7,303.0

Cost of sales
(3,140.4)

(3,091.6)

(6,232.0)

(5,733.5)

Cash operating costs
2,517.5

2,599.0

5,116.5

4,975.9

Other cash costs
67.4

51.9

119.3

56.9

Total cash costs
2,584.9

2,650.9

5,235.8

5,032.8

Retrenchment costs
77.3

50.0

127.3

40.6

Rehabilitation and other non-cash costs
8.5

12.1

20.6

16.5

Production costs
2,670.7

2,713.0

5,383.7

5,089.9

Amortisation of mining assets
437.4

446.5

883.9

712.8

Total production costs
3,108.1

3,159.5

6,267.6

5,802.7

Inventory change
32.3

(67.9)

(35.6)

(69.2)

Operating profit
965.5

893.8

1,859.3

1,569.5

Corporate administration and other expenses
(44.0)

(44.7)

(88.7)

(80.3)

Market development costs
(31.0)

(31.6)

(62.6)

(45.8)

Research and development costs
(4.4)

(5.7)

(10.1)

(21.0)

Exploration costs
(50.2)

(50.8)

(101.0)

(125.2)

Profit from operations
835.9

761.0

1,596.9

1,297.2

Finance costs
(151.4)

(181.6)

(333.0)

(205.2)

Unwinding of decommissioning obligation
(5.3)

0.2

(5.1)

(0.7)

Exchange gain (loss) on transactions other than sales
(4.3)

(2.5)

(6.8)

4.1

Realised gain (loss) on hedging instruments
15.4

3.5

18.9

-

Unrealised gain (loss) on hedging activities
64.0

(2.3)

61.7

-

Interest receivable
41.7

40.7

82.4

146.2

Growth in AngloGold Environmental Rehabilitation Trust
7.3

8.7

16.0

9.2

Income from associates before taxation
4.3

0.2

4.5

18.4

Profit (loss) on sale of assets
(24.0)

0.2

(23.8)

6.6

Profit before exceptional items
783.6

628.1

1,411.7

1,275.8

Profit (loss) on sale of mining assets
7.1

(45.5)

(38.4)

-

Impairment of mining assets
(3.3)

-

(3.3)

-

Amortisation of goodwill
(56.0)

(55.2)

(111.2)

(63.9)

Debt written-off
(21.0)

-

(21.0)

-

Profit before taxation
710.4

527.4

1,237.8

1,211.9

Taxation
(185.5)

(177.2)

(362.7)

(334.1)

Normal taxation
109.8

149.2

259.0

304.5

Deferred taxation
82.0

28.0

110.0

29.6

Taxation on exceptional items
(6.3)

-

(6.3)

-

Profit after taxation
524.9

350.2

875.1

877.8

Minority interest
(16.2)

(13.0)

(29.2)

(24.3)

Net profit
508.7

337.2

845.9

853.5

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
508.7

337.2

845.9

853.5

(Profit) loss on sale of mining assets
(7.1)

45.5

38.4

-

Impairment of mining assets
3.3

-

3.3

-

Amortisation of goodwill
56.0

55.2

111.2

63.9

Debt written-off
21.0

-

21.0

-

Taxation on exceptional items
(6.3)

-

(6.3)

-

Headline earnings
575.6

437.9

1,013.5

917.4

Unrealised (gain) loss on hedging activities
(64.0)

2.3

(61.7)

-

Deferred tax on unrealised gain (loss) on hedging activities
24.3

(0.9)

23.4

-

Headline earnings before unrealised gain on hedging activities
535.9

439.3

975.2

917.4

Earnings per ordinary share - cents
    - Basic
475

315

790

799

    - Headline
538

409

947

859

    - Headline before unrealised gain on hedging activities
501

410

911

859

Dividends
    - Rm
750.2

802.6

    - cents per share
700
"The results have been prepared in accordance with International Accounting Standards."
750

 1
4

GROUP INCOME STATEMENT
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
US Dollar million
2001
2001
2001
2000
Gold income
511.0

509.2

1,020.2

1,108.2

Cost of sales
(391.0)

(395.1)

(786.1)

(871.2)

Cash operating costs
313.5

332.0

645.5

755.8

Other cash costs
8.4

6.6

15.0

8.6

Total cash costs
321.9

338.6

660.5

764.4

Retrenchment costs
9.6

6.4

16.0

6.1

Rehabilitation and other non-cash costs
1.1

1.6

2.7

2.6

Production costs
332.6

346.6

679.2

773.1

Amortisation of mining assets
54.5

57.1

111.6

108.2

Total production costs
387.1

403.7

790.8

881.3

Inventory change
3.9

(8.6)

(4.7)

(10.1)

Operating profit
120.0

114.1

234.1

237.0

Corporate administration and other expenses
(5.5)

(5.7)

(11.2)

(12.4)

Market development costs
(3.9)

(4.0)

(7.9)

(6.9)

Research and development costs
(0.5)

(0.7)

(1.2)

(3.2)

Exploration costs
(6.2)

(6.5)

(12.7)

(19.0)

Profit from operations
103.9

97.2

201.1

195.5

Finance costs
(18.9)

(23.2)

(42.1)

(31.1)

Unwinding of decommissioning obligation
(0.7)

-

(0.7)

(0.2)

Exchange gain (loss) on transactions other than sales
(0.5)

(0.3)

(0.8)

0.4

Realised gain (loss) on hedging instruments
1.9

0.4

2.3

-

Unrealised gain (loss) on hedging activities
7.9

(0.3)

7.6

-

Interest receivable
5.2

5.2

10.4

22.6

Growth in AngloGold Environmental Rehabilitation Trust
0.9

1.1

2.0

1.4

Income from associates before taxation
0.5

-

0.5

2.8

Profit (loss) on sale of assets
(3.0)

-

(3.0)

0.9

Profit before exceptional items
97.2

80.1

177.3

192.3

Profit (loss) on sale of mining assets
0.9

(5.8)

(4.9)

-

Impairment of mining assets
(0.4)

-

(0.4)

-

Amortisation of goodwill
(7.0)

(7.1)

(14.1)

(9.7)

Debt written-off
(2.6)

-

(2.6)

-

Profit before taxation
88.1

67.2

155.3

182.6

Taxation
(23.1)

(22.7)

(45.8)

(50.5)

Normal taxation
13.7

19.1

32.8

46.3

Deferred taxation
10.2

3.6

13.8

4.2

Taxation on exceptional items
(0.8)

-

(0.8)

-

Profit after taxation
65.0

44.5

109.5

132.1

Minority interest
(2.0)

(1.7)

(3.7)

(3.7)

Net profit
63.0

42.8

105.8

128.4

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
63.0

42.8

105.8

128.4

(Profit) loss on sale of mining assets
(0.9)

5.8

4.9

-

Impairment of mining assets
0.4

-

0.4

-

Amortisation of goodwill
7.0

7.1

14.1

9.7

Debt written-off
2.6

-

2.6

-

Taxation on exceptional items
(0.8)

-

(0.8)

-

Headline earnings
71.3

55.7

127.0

138.1

Unrealised (gain) loss on hedging activities
(7.9)

0.3

(7.6)

-

Deferred tax on unrealised gain (loss) on hedging activities
3.0

(0.1)

2.9

-

Headline earnings before unrealised gain on hedging activities
66.4

55.9

122.3

138.1

Earnings per ordinary share - cents
    - Basic
59

40

99

120

    - Headline
67

52

119

129

    - Headline before unrealised gain on hedging activities
62

52

114

129

Dividends
    - $m
91.4

109.3

    - cents per share
85
"The results have been prepared in accordance with International Accounting Standards."
102

 1
5

GROUP BALANCE SHEET
June
March
June
June
March
June
2000
2001
2001
2001
2001
2000
US Dollar million
SA Rand million
ASSETS
Non-current assets
2,562.1

2,404.7

2,428.6

Mining assets
19,538.2

19,267.8

17,409.7

276.6

369.4

373.3

Goodwill
3,003.1

2,959.9

1,879.7

12.4

17.8

18.1

Investments in associates
145.6

142.6

84.1

6.3

7.0

7.3

Other investments
58.5

56.0

42.8

41.6

45.8

43.4

AngloGold Environmental Rehabilitation Trust
348.9

366.9

282.9

46.9

50.3

27.1

Long-term loans
218.0

402.9

318.4

2,945.9

2,895.0

2,897.8

23,312.3

23,196.1

20,017.6

Current assets
196.1

187.4

197.1

Inventories
1,586.1

1,501.7

1,332.7

235.0

266.6

163.3

Trade and other receivables
1,313.9

2,136.1

1,596.5

-

217.6

141.3

Financial instruments
1,136.9

1,743.7

-

18.3

20.1

19.4

Current portion of long-term loans
156.2

161.3

124.0

310.6

167.3

149.4

Cash and cash equivalents
1,201.9

1,340.6

2,110.4

760.0

859.0

670.5

5,395.0

6,883.4

5,163.6

3,705.9

3,754.0

3,568.3

Total assets
28,707.3

30,079.5

25,181.2

EQUITY AND LIABILITIES
Share capital and reserves
1,167.7

992.9

992.3

Share capital and premium
7,982.8

7,955.8

7,934.6

33.8

47.2

69.8

Non-distributable reserves
561.4

379.4

229.8

-

110.6

60.7

Other comprehensive income
488.0

885.9

-

461.3

252.3

314.9

Retained earnings
2,533.4

2,021.6

3,134.3

1,662.8

1,403.0

1,437.7

Shareholders' equity
11,565.6

11,242.7

11,298.7

27.2

29.8

29.8

Minority interests
239.9

238.8

184.6

1,690.0

1,432.8

1,467.5

11,805.5

11,481.5

11,483.3

Non-current liabilities
649.8

865.0

524.5

Borrowings
4,219.8

6,930.7

4,415.4

17.8

14.9

-

Debentures
-

119.6

120.7

309.4

260.1

266.6

Provisions
2,145.2

2,084.0

2,102.6

632.2

519.1

499.1

Deferred taxation
4,015.3

4,158.9

4,295.8

1,609.2

1,659.1

1,290.2

10,380.3

13,293.2

10,934.5

Current liabilities
262.1

254.6

258.6

Trade and other payables
2,080.7

2,040.1

1,780.9

-

68.4

37.6

Financial instruments
302.4

548.1

-

115.0

283.1

474.8

Current portion of borrowings
3,819.5

2,268.2

781.4

29.6

56.0

39.6

Taxation
318.9

448.4

201.1

406.7

662.1

810.6

6,521.5

5,304.8

2,763.4

3,705.9

3,754.0

3,568.3

Total equity and liabilities
28,707.3
"The results have been prepared in accordance with International Accounting Standards."
30,079.5

25,181.2

Refer to page 59 for statement of changes in shareholders' equity.

GROUP CASH FLOW STATEMENT
Six months
Six months
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
June
June
June
June
June
June
2000
2001
2001
2001
2001
2000
US Dollar million
SA Rand million
Cash flows from operating activities
234.5

281.5

116.7

Cash generated from operations
937.4

2,233.5

1,555.7

22.6

10.4

5.2

Interest receivable
41.7

82.4

146.2

1.1

0.5

-

Dividends received from associates
-

3.8

7.5

(31.1)

(42.1)

(18.9)

Finance costs
(151.4)

(333.0)

(205.2)

(74.4)

(55.1)

(29.0)

Mining and normal taxation paid
(233.2)

(437.1)

(489.3)

(191.4)

(91.8)

-

Dividends paid
-

(695.6)

(1,178.1)

(38.7)

103.4

74.0

Net cash inflow (outflow) from operating activities
594.5

854.0

(163.2)

Cash flows from investing activities
(97.2)

(141.7)

(73.3)

Capital expenditure
(589.1)

(1,124.3)

(643.0)

1.5

1.6

1.6

Proceeds from sale of mining assets
13.3

13.6

10.0

-

108.5

108.5

Proceeds from disposal of Elandsrand and Deelkraal
871.9

871.9

-

(0.2)

(0.2)

(0.2)

Other investments acquired
(1.7)

(1.7)

(1.2)

-

-

-

Proceeds from sale of investments
0.1

0.1

-

(3.8)

(11.0)

(10.3)

Loans advanced
(82.4)

(87.3)

(24.7)

18.6

27.6

27.2

Repayment of loans advanced
218.6

218.6

122.1

(81.1)

(15.2)

53.5

Net cash inflow (outflow) from investing activities
430.7

(109.1)

(536.8)

Cash flows from financing activities
1.5

4.0

3.3

Proceeds from issue of share capital
26.9

31.6

10.0

(2.7)

-

-

Share issue expenses
-

-

(17.9)

-

248.3

223.6

Proceeds from borrowings
1,795.9

1,969.1

-

(45.8)

(390.5)

(373.3)

Repayment of borrowings
(2,998.2)

(3,096.5)

(301.4)

(47.0)

(138.2)

(146.4)

Net cash inflow (outflow) from financing activities
(1,175.4)

(1,095.8)

(309.3)

(166.8)

(50.0)

(18.9)

Net decrease in cash and cash equivalents
(150.1)

(350.9)

(1,009.3)

(15.1)

4.5

1.0

Translation adjustment
11.4

76.1

88.7

492.5

194.9

167.3

Opening cash and cash equivalents
1,340.6

1,476.7

3,031.0

310.6

149.4

149.4

Closing cash and cash equivalents
1,201.9

1,201.9

2,110.4

Note to the Cash Flow Statement
Cash generated from operations
182.6

155.3

88.1

Profit before taxation
710.4

1,237.8

1,211.9

Adjusted for:
108.2

111.6

54.5

Amortisation of mining assets
437.4

883.9

712.8

2.6

2.6

1.1

Non-cash movements
8.5

20.6

16.5

31.1

42.1

18.9

Finance costs
151.4

333.0

205.2

0.2

0.7

0.7

Unwinding of decommissioning obligation
5.3

5.1

0.7

-

(7.6)

(7.9)

Unrealised gain on hedging activities
(64.0)

(61.7)

-

(22.6)

(10.4)

(5.2)

Interest receivable
(41.7)

(82.4)

(146.2)

(1.4)

(2.0)

(0.9)

Growth in AngloGold Environmental Rehabilitation Trust
(7.3)

(16.0)

(9.2)

(2.8)

(0.5)

(0.5)

Income from associates before taxation
(4.3)

(4.5)

(18.4)

(0.9)

3.0

3.0

Loss (profit) on sale of assets
24.0

23.8

(6.6)

-

4.9

(0.9)

(Profit) loss on sale of mining assets
(7.1)

38.4

-

-

0.4

0.4

Impairment of mining assets
3.3

3.3

-

-

2.6

2.6

Debt written-off
21.0

21.0

-

9.7

14.1

7.0

Amortisation of goodwill
56.0

111.2

63.9

(72.2)

(35.3)

(44.2)

Movement in working capital
(355.5)

(280.0)

(474.9)

234.5

281.5

116.7

937.4

2,233.5

1,555.7

The following analyses the movement in working capital:
(24.9)

(23.8)

(10.5)

Increase in inventories
(84.4)

(188.9)

(163.7)

(12.5)

22.8

(38.8)

(Increase) decrease  in trade and other receivables
(311.7)

181.1

(82.1)

(34.8)

(34.3)

5.1

 Increase (decrease) in trade and other payables
40.6

(272.2)

(229.1)

(72.2)

(35.3)

(44.2)
"The results have been prepared in accordance with International Accounting Standards."
(355.5)

(280.0)

(474.9)

 1
7

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
SA Rand / Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICAN REGION
*
8.27

7.96

8.11

36,341

36,992

73,333

VAAL RIVER
Great Noligwa Mine
12.34

11.54

11.93

7,790

7,563

15,353

Kopanang Mine
7.46

7.80

7.63

3,820

3,921

7,741

Tau Lekoa Mine
4.70

4.69

4.69

2,383

2,380

4,763

Surface Operations
0.53

0.61

0.56

811

810

1,621

ERGO
Ergo
0.23

0.26

0.24

2,368

2,848

5,216

FREE STATE
Bambanani Mine
7.82

7.78

7.80

3,418

3,116

6,534

Tshepong Mine
8.61

7.98

8.31

3,150

2,692

5,842

Matjhabeng Mine
6.95

6.92

6.93

1,440

1,707

3,147

Joel Mine
4.21

3.40

3.77

1,099

1,036

2,135

Surface Operations
0.83

0.87

0.85

722

838

1,560

WEST WITS
TauTona Mine
11.87

12.41

12.13

4,870

4,683

9,553

Savuka Mine
8.20

8.14

8.17

2,017

1,764

3,781

Mponeng Mine
7.09

6.91

7.00

2,453

2,553

5,006

Elandsrand Mine
-

6.13

6.13

-

620

620

Deelkraal Mine
-

7.55

7.55

-

417

417

Surface Operations
0.01

1.03

0.98

-

44

44

AFRICAN REGION #
3.68

4.12

3.88

6,579

6,046

12,625

Navachab
2.15

2.04

2.10

689

646

1,335

Sadiola - Attributable 38%
3.25

3.02

3.13

1,616

1,541

3,157

Morila - Attributable 40%
6.91

8.41

7.58

2,037

1,984

4,021

Geita - Attributable 50%
3.31

4.64

3.81

2,237

1,875

4,112

NORTH AMERICAN REGION
1.27

1.12

1.19

4,047

3,893

7,940

Cripple Creek & Victor J.V.
0.60

0.48

0.54

1,784

1,572

3,356

Jerritt Canyon J.V. - Attributable 70%
9.95

9.84

9.89

2,263

2,321

4,584

SOUTH AMERICAN REGION
7.81

7.52

7.67

3,291

3,325

6,616

Morro Velho
6.85

6.07

6.44

1,589

1,540

3,129

Serra Grande - Attributable 50%
8.15

8.18

8.16

763

741

1,504

Cerro Vanguardia - Attributable 46.25%
9.82

10.69

10.26

939

1,044

1,983

AUSTRALIAN REGION
1.94

2.05

2.00

3,657

4,121

7,778

Sunrise Dam
4.37

5.03

4.69

2,104

2,302

4,406

Boddington - Attributable 33.33%
0.88

0.83

0.86

615

600

1,215

Tanami - Attributable 40%
2.37

1.89

2.08

208

244

452

Union Reefs
1.18

1.39

1.29

730

975

1,705

ANGLOGOLD GROUP
53,915

54,377

108,292

* Yield excludes surface operations.
# Attributable production at Yatela yielded 263 kilograms which will be capitalised against pre-production costs.
 1
8

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
SA Rand / Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICAN REGION
36,642

36,401

73,043

VAAL RIVER
Great Noligwa Mine
269

264

267

7,608

7,568

15,176

Kopanang Mine
165

168

166

3,738

3,924

7,662

Tau Lekoa Mine
182

186

184

2,325

2,385

4,710

Surface Operations
484

512

497

791

809

1,600

ERGO
Ergo
628

744

687

2,638

2,600

5,238

FREE STATE
Bambanani Mine
163

142

152

3,389

3,120

6,509

Tshepong Mine
227

190

208

3,119

2,693

5,812

Matjhabeng Mine
129

130

129

1,429

1,710

3,139

Joel Mine
110

84

96

1,180

1,025

2,205

Surface Operations
555

726

636

714

837

1,551

WEST WITS
TauTona Mine
265

245

255

5,080

4,481

9,561

Savuka Mine
157

137

147

2,090

1,694

3,784

Mponeng Mine
149

153

151

2,541

2,469

5,010

Elandsrand Mine
-

104

104

-

623

623

Deelkraal Mine
-

123

123

-

419

419

Surface Operations
-

-

-

-

44

44

AFRICAN REGION
6,474

5,989

12,463

Navachab
659

623

641

689

646

1,335

Sadiola - Attributable 38%
2,449

2,335

2,392

1,511

1,484

2,995

Morila - Attributable 40%
4,310

4,714

4,500

2,037

1,984

4,021

Geita - Attributable 50%
1,977

2,029

2,000

2,237

1,875

4,112

NORTH AMERICAN REGION
4,047

3,893

7,940

Cripple Creek & Victor J.V.
2,158

1,910

2,034

1,784

1,572

3,356

Jerritt Canyon J.V. - Attributable 70%
2,658

2,565

2,610

2,263

2,321

4,584

SOUTH AMERICAN REGION
3,432

3,475

6,907

Morro Velho
376

367

371

1,686

1,686

3,372

Serra Grande - Attributable 50%
967

946

956

759

791

1,550

Cerro Vanguardia - Attributable 46.25%
1,868

1,898

1,883

987

998

1,985

AUSTRALIAN REGION
4,424

3,227

7,651

Sunrise Dam
2,057

2,222

2,140

2,578

1,768

4,346

Boddington - Attributable 33.33%
1,694

1,694

1,694

669

509

1,178

Tanami - Attributable 40%
1,400

935

1,104

250

196

446

Union Reefs
1,299

1,685

1,495

927

754

1,681

ANGLOGOLD GROUP
55,019

52,985

108,004

 1
9

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICAN REGION
50,120

50,715

50,420

56,460

56,441

56,451

VAAL RIVER
Great Noligwa Mine
34,398

35,178

34,782

36,430

36,956

36,689

Kopanang Mine
51,796

47,557

49,649

56,220

51,301

53,728

Tau Lekoa Mine
53,106

50,087

51,597

60,019

56,681

58,351

Surface Operations
43,165

36,300

39,684

43,173

36,302

39,688

ERGO
Ergo
64,414

52,415

57,863

67,663

57,072

61,881

FREE STATE
Bambanani Mine
60,185

61,559

60,840

65,840

67,201

66,489

Tshepong Mine
44,579

50,301

47,216

52,949

58,332

55,429

Matjhabeng Mine
60,344

71,032

66,140

85,853

93,137

89,803

Joel Mine
89,091

102,157

95,433

112,994

127,876

120,218

Surface Operations
42,584

37,834

40,102

42,738

38,046

40,286

WEST WITS
TauTona Mine
42,229

41,687

41,963

44,476

45,089

44,777

Savuka Mine
63,636

67,173

65,286

66,000

75,742

70,546

Mponeng Mine
70,461

63,654

66,989

90,441

71,397

80,729

Elandsrand Mine
-

90,300

90,300

-

90,373

90,373

Deelkraal Mine
-

82,790

82,790

-

83,180

83,180

Surface Operations
-

6,134

6,082

-

6,134

6,082

AFRICAN REGION
31,208

31,216

31,212

44,996

47,549

46,219

Navachab
41,765

43,863

42,780

44,627

47,412

45,975

Sadiola - Attributable 38%
32,361

32,591

32,473

48,409

49,327

48,857

Morila - Attributable 40%
25,814

22,535

24,196

44,620

42,248

43,450

Geita - Attributable 50%
34,275

35,392

34,784

45,107

52,152

48,319

NORTH AMERICAN REGION
52,131

53,149

52,630

71,763

72,966

72,353

Cripple Creek & Victor J.V.
45,677

42,519

44,198

68,040

64,827

66,535

Jerritt Canyon J.V. - Attributable 70%
56,059

58,437

57,263

73,539

76,561

75,069

SOUTH AMERICAN REGION
36,320

36,915

36,631

54,912

54,627

54,780

Morro Velho
35,708

32,907

34,330

50,728

47,484

49,132

Serra Grande - Attributable 50%
28,081

27,762

27,924

43,301

43,217

43,260

Cerro Vanguardia - Attributable 46.25%
37,387

36,359

36,846

63,418

59,093

61,140

AUSTRALIAN REGION
50,286

50,534

50,417

62,246

61,439

61,818

Sunrise Dam
38,221

33,158

35,576

51,832

44,893

48,207

Boddington - Attributable 33.33%
55,385

51,879

53,655

65,274

60,587

62,960

Tanami - Attributable 40%
49,741

106,707

80,463

57,093

114,240

87,912

Union Reefs
69,558

48,534

57,532

77,901

58,239

66,654

ANGLOGOLD GROUP
47,663

48,457

48,061

57,079

57,537

57,309

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
SA Rand / Metric
Operating profit - Rm
Capital expenditure - Rm
SOUTH AFRICAN REGION
202.6

160.7

363.3

VAAL RIVER
Great Noligwa Mine
261.8

270.3

532.1

1.5

2.0

3.5

Kopanang Mine
60.9

82.7

143.6

2.5

3.7

6.2

Tau Lekoa Mine
19.8

32.5

52.3

6.4

4.3

10.7

Surface Operations
25.9

30.2

56.1

-

-

-

Moab Khotsong
90.4

75.8

166.2

ERGO
Ergo
18.2

29.5

47.7

0.5

0.5

1.0

FREE STATE
Bambanani Mine
18.1

20.5

38.6

7.8

4.7

12.5

Tshepong Mine
54.9

48.7

103.6

-

-

-

Matjhabeng Mine
(25.3)

(29.9)

(55.2)

-

-

-

Joel Mine
(18.2)

(32.4)

(50.6)

13.7

6.4

20.1

Surface Operations
30.0

32.2

62.2

(0.2)

(2.9)

(3.1)

WEST WITS
TauTona Mine
143.9

112.6

256.5

17.1

7.9

25.0

Savuka Mine
6.7

(0.1)

6.6

-

-

-

Mponeng Mine
(37.8)

(10.9)

(48.7)

62.7

46.5

109.2

Elandsrand Mine
-

(14.0)

(14.0)

0.2

11.8

12.0

Deelkraal Mine
-

(6.4)

(6.4)

-

-

-

Surface Operations
-

2.8

2.8

-

-

-

AFRICAN REGION
64.7

89.7

154.4

Navachab
18.8

12.5

31.3

0.4

0.9

1.3

Sadiola - Attributable 38%
44.8

35.9

80.7

10.0

5.9

15.9

Morila - Attributable 40%
53.8

48.7

102.5

16.9

31.8

48.7

Geita - Attributable 50%
58.5

36.5

95.0

8.2

29.2

37.4

Yatela
29.2

21.9

51.1

NORTH AMERICAN REGION
178.7

108.3

287.0

Cripple Creek & Victor J.V.
25.2

26.2

51.4

156.2

83.9

240.1

Jerritt Canyon J.V. - Attributable 70%
22.7

10.9

33.6

22.5

23.7

46.2

Exploration
-

0.7

0.7

SOUTH AMERICAN REGION
42.7

50.2

92.9

Morro Velho
51.9

63.6

115.5

18.5

20.4

38.9

Serra Grande - Attributable 50%
29.3

30.8

60.1

5.8

3.4

9.2

Cerro Vanguardia - Attributable 46.25%
19.0

17.0

36.0

8.3

17.1

25.4

Minorities and exploration
10.1

9.3

19.4

AUSTRALIAN REGION
87.3

120.3

207.6

Sunrise Dam
57.8

60.0

117.8

79.9

110.7

190.6

Boddington - Attributable 33.33%
4.8

6.5

11.3

2.1

1.5

3.6

Tanami - Attributable 40%
7.6

(11.6)

(4.0)

0.2

1.7

1.9

Union Reefs
(9.5)

2.1

(7.4)

-

1.0

1.0

Brocks Creek
0.1

(0.2)

(0.1)

-

0.2

0.2

Exploration
5.1

5.2

10.3

Other non-mining subsidiaries
21.8

(13.4)

8.4

13.1

6.0

19.1

Recoupments
(13.3)

(0.3)

(13.6)

ANGLOGOLD GROUP TOTAL
  965.5

  893.8

1,859.3

575.8

534.9

1,110.7

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
US Dollar / Imperial
Yield - oz/t
Gold produced - oz 000
SOUTH AFRICAN REGION
*
 0.241

 0.232

 0.237

1,168

1,190

2,358

VAAL RIVER
Great Noligwa Mine
 0.360

 0.337

 0.348

 251

 243

 494

Kopanang Mine
 0.218

 0.228

 0.223

 123

 126

 249

Tau Lekoa Mine
 0.137

 0.137

 0.137

 76

 77

 153

Surface Operations
 0.015

 0.018

 0.016

 26

 26

 52

ERGO
Ergo
 0.007

 0.007

 0.007

 76

 92

 168

FREE STATE
Bambanani Mine
 0.228

 0.227

 0.227

 110

 100

 210

Tshepong Mine
 0.251

 0.233

 0.242

 101

 87

 188

Matjhabeng Mine
 0.203

 0.202

 0.202

 46

 55

 101

Joel Mine
 0.123

 0.099

 0.110

 36

 33

 69

Surface Operations
 0.024

 0.025

 0.025

 23

 27

 50

WEST WITS
TauTona Mine
 0.346

 0.362

 0.354

 156

 151

 307

Savuka Mine
 0.239

 0.237

 0.238

 65

 57

 122

Mponeng Mine
 0.207

 0.202

 0.204

 79

 82

 161

Elandsrand Mine
-

 0.179

 0.179

-

 20

 20

Deelkraal Mine
-

 0.220

 0.220

-

 13

 13

Surface Operations
-

 0.030

 0.029

-

 1

 1

AFRICAN REGION #
 0.107

 0.120

 0.113

 211

 195

 406

Navachab
 0.063

 0.060

 0.061

 22

 21

 43

Sadiola - Attributable 38%
 0.095

 0.088

 0.091

 52

 50

 102

Morila - Attributable 40%
 0.202

 0.245

 0.221

 65

 64

 129

Geita - Attributable 50%
 0.097

 0.135

 0.111

 72

 60

 132

NORTH AMERICAN REGION
 0.037

 0.033

 0.035

 130

 125

 255

Cripple Creek & Victor J.V.
 0.018

 0.014

 0.016

 57

 51

 108

Jerritt Canyon J.V. - Attributable 70%
 0.290

 0.287

 0.289

 73

 74

 147

SOUTH AMERICAN REGION
 0.228

 0.219

 0.224

 106

 107

 213

Morro Velho
 0.200

 0.177

 0.188

 51

 50

 101

Serra Grande - Attributable 50%
 0.238

 0.239

 0.238

 25

 23

 48

Cerro Vanguardia - Attributable 46.25%
 0.287

 0.312

 0.299

 30

 34

 64

AUSTRALIAN REGION
 0.057

 0.060

 0.058

 118

 132

 250

Sunrise Dam
 0.128

 0.147

 0.137

 68

 74

 142

Boddington - Attributable 33.33%
 0.026

 0.024

 0.025

 20

 19

 39

Tanami - Attributable 40%
 0.069

 0.055

 0.061

 7

 8

 15

Union Reefs
 0.034

 0.040

 0.038

 23

 31

 54

ANGLOGOLD GROUP
1,733

1,749

3,482

* Yield excludes surface operations.
# Attributable production at Yatela yielded 8,000 ounces which will be capitalised against pre-production costs.

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
US Dollar / Imperial
Productivity per employee - oz
Gold sold - oz
SOUTH AFRICAN REGION
1,178

1,170

2,348

VAAL RIVER
Great Noligwa Mine
8.65

8.49

8.57

245

243

488

Kopanang Mine
5.31

5.39

5.35

120

126

246

Tau Lekoa Mine
5.86

5.99

5.93

74

78

152

Surface Operations
15.56

16.45

15.99

26

26

52

ERGO
Ergo
20.18

23.94

22.07

85

83

168

FREE STATE
Bambanani Mine
5.23

4.57

4.89

109

100

209

Tshepong Mine
7.28

6.10

6.69

100

87

187

Matjhabeng Mine
4.13

4.17

4.15

46

55

101

Joel Mine
3.54

2.71

3.08

38

33

71

Surface Operations
17.85

23.35

20.44

23

27

50

WEST WITS
TauTona Mine
8.51

7.89

8.19

163

144

307

Savuka Mine
5.05

4.40

4.72

67

55

122

Mponeng Mine
4.79

4.93

4.86

82

79

161

Elandsrand Mine
-

3.34

3.34

-

20

20

Deelkraal Mine
-

3.97

3.97

-

13

13

Surface Operations
-

-

-

-

1

1

AFRICAN REGION
208

193

401

Navachab
21.19

20.03

20.61

22

21

43

Sadiola - Attributable 38%
78.72

75.08

76.90

49

48

97

Morila - Attributable 40%
138.55

151.55

144.67

65

64

129

Geita - Attributable 50%
63.55

65.23

64.31

72

60

132

NORTH AMERICAN REGION
130

126

256

Cripple Creek & Victor J.V.
69.37

61.40

65.40

57

51

108

Jerritt Canyon J.V. - Attributable 70%
85.47

82.47

83.92

73

75

148

SOUTH AMERICAN REGION
110

111

221

Morro Velho
12.08

11.79

11.93

54

54

108

Serra Grande - Attributable 50%
31.08

30.41

30.74

24

25

49

Cerro Vanguardia - Attributable 46.25%
60.04

61.01

60.55

32

32

64

AUSTRALIAN REGION
143

103

246

Sunrise Dam
66.13

71.44

68.80

83

57

140

Boddington - Attributable 33.33%
54.48

54.45

54.47

22

16

38

Tanami - Attributable 40%
45.00

30.06

35.49

8

6

14

Union Reefs
41.76

54.17

48.06

30

24

54

ANGLOGOLD GROUP
1,769

1,703

3,472

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICAN REGION
 194

 202

 198

 219

 224

 222

VAAL RIVER
Great Noligwa Mine
 133

 140

 136

 141

 147

 144

Kopanang Mine
 201

 189

 195

 218

 204

 211

Tau Lekoa Mine
 206

 199

 202

 232

 225

 229

Surface Operations
 167

 144

 155

 167

 144

 155

ERGO
Ergo
 249

 208

 227

 262

 227

 243

FREE STATE
Bambanani Mine
 233

 245

 239

 255

 267

 261

Tshepong Mine
 173

 200

 185

 205

 232

 217

Matjhabeng Mine
 234

 282

 260

 332

 370

 353

Joel Mine
 345

 406

 375

 438

 509

 472

Surface Operations
 165

 150

 157

 166

 151

 158

WEST WITS
TauTona Mine
 164

 166

 165

 172

 179

 176

Savuka Mine
 246

 267

 256

 255

 301

 277

Mponeng Mine
 273

 253

 263

 350

 284

 316

Elandsrand Mine
-

 362

 362

-

 363

 363

Deelkraal Mine
-

 331

 331

-

 333

 333

Surface Operations
-

 28

 28

-

 28

 28

AFRICAN REGION
 121

 124

 122

 174

 189

 181

Navachab
 162

 174

 168

 173

 188

 180

Sadiola - Attributable 38%
 125

 130

 127

 187

 196

 192

Morila - Attributable 40%
 100

 90

 95

 173

 168

 170

Geita - Attributable 50%
 133

 141

 136

 175

 207

 190

NORTH AMERICAN REGION
202

211

206

278

290

284

Cripple Creek & Victor J.V.
 177

 169

 173

 263

 257

 261

Jerritt Canyon J.V. - Attributable 70%
 217

 232

 225

 285

 304

 295

SOUTH AMERICAN REGION
141

147

144

213

217

215

Morro Velho
 138

 131

 135

 196

 189

 193

Serra Grande - Attributable 50%
 109

 110

 110

 168

 172

 170

Cerro Vanguardia - Attributable 46.25%
 145

 144

 145

 246

 235

 240

AUSTRALIAN REGION
195

201

198

241

244

243

Sunrise Dam
 148

 132

 140

 201

 178

 189

Boddington - Attributable 33.33%
 215

 206

 210

 253

 241

 247

Tanami - Attributable 40%
 193

 423

 317

 221

 453

 347

Union Reefs
 269

 193

 226

 302

 231

 261

ANGLOGOLD GROUP
185

193

189

221

229

225

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
US Dollar / Imperial
Operating profit - $m
Capital expenditure - $m
SOUTH AFRICAN REGION
25.3

20.4

45.7

VAAL RIVER
Great Noligwa Mine
32.6

34.6

67.2

0.2

0.3

0.5

Kopanang Mine
7.5

10.6

18.1

0.4

0.4

0.8

Tau Lekoa Mine
2.6

4.2

6.8

0.9

0.5

1.4

Surface Operations
3.1

3.9

7.0

-

-

-

Moab Khotsong
11.2

9.7

20.9

ERGO
Ergo
2.4

3.8

6.2

-

0.1

0.1

FREE STATE
Bambanani Mine
2.4

2.5

4.9

1.0

0.6

1.6

Tshepong Mine
6.9

6.2

13.1

-

-

-

Matjhabeng Mine
(3.3)

(3.8)

(7.1)

-

-

-

Joel Mine
(2.2)

(4.1)

(6.3)

1.7

0.8

2.5

Surface Operations
3.8

4.1

7.9

-

(0.4)

(0.4)

WEST WITS
TauTona Mine
17.9

14.4

32.3

2.1

1.0

3.1

Savuka Mine
0.9

-

0.9

-

-

-

Mponeng Mine
(4.8)

(1.4)

(6.2)

7.8

5.9

13.7

Elandsrand Mine
-

(1.8)

(1.8)

-

1.5

1.5

Deelkraal Mine
-

(0.8)

(0.8)

-

-

-

Surface Operations
-

0.4

0.4

-

-

-

AFRICAN REGION
8.1

11.4

19.5

Navachab
2.3

1.6

3.9

0.1

0.1

0.2

Sadiola - Attributable 38%
5.6

4.6

10.2

1.2

0.8

2.0

Morila - Attributable 40%
6.5

6.3

12.8

2.1

4.1

6.2

Geita - Attributable 50%
7.3

4.7

12.0

1.0

3.7

4.7

Yatela
3.7

2.7

6.4

NORTH AMERICAN REGION
22.2

13.8

36.0

Cripple Creek & Victor J.V.
3.1

3.3

6.4

19.4

10.7

30.1

Jerritt Canyon J.V. - Attributable 70%
2.8

1.5

4.3

2.8

3.0

5.8

Exploration
-

0.1

0.1

SOUTH AMERICAN REGION
5.2

6.5

11.7

Morro Velho
6.6

8.0

14.6

2.3

2.6

4.9

Serra Grande - Attributable 50%
3.7

3.9

7.6

0.8

0.4

1.2

Cerro Vanguardia - Attributable 46.25%
2.4

2.2

4.6

1.0

2.2

3.2

Minorities and exploration
1.1

1.3

2.4

AUSTRALIAN REGION
10.9

15.4

26.3

Sunrise Dam
7.2

7.5

14.7

9.9

14.2

24.1

Boddington - Attributable 33.33%
0.4

0.9

1.3

0.3

0.2

0.5

Tanami - Attributable 40%
1.0

(1.5)

(0.5)

-

0.2

0.2

Union Reefs
(0.9)

0.1

(0.8)

-

0.1

0.1

Exploration
0.7

0.7

1.4

Other non-mining subsidiaries
9.9

5.2

15.1

1.6

0.9

2.5

Recoupments
(1.6)

-

(1.6)

ANGLOGOLD GROUP TOTAL
120.0

114.1

234.1

71.7

68.4

140.1

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended June 2001
Statistics are shown in metric units
Advance
Sampled
metres  metres        channel
gold
uranium
width  g/t
cm.g/t
kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
6,236

796

96.60

35.62

3,441

1.43

138.07

Kopanang Mine
Vaal reef
6,852

876

11.00

167.82

1,846

6.14

67.51

Tau Lekoa Mine
Ventersdorp Contact reef
4,269

946

93.20

10.64

992

0.15

13.56

Moab Khotsong Mine
Vaal reef
1,846

-

-

-

-

-

-

FREE STATE
Bambanani East Shaft
Basal reef
3,652

212

69.10

32.46

2,243

-

0.16

Tshepong North
Basal reef
5,794

792

18.50

82.32

1,523

1.82

33.76

"B" reef
28

8

135.00

1.50

203

0.02

2.95

Matjhabeng Mine
Basal reef
374

-

-

-

-

-

-

Taung South Shaft
Beatrix reef
736

249

87.80

6.46

567

-

-

Beatrix VS 5 Composite reef
23

15

185.40

6.07

1,125

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
11

-

-

-

-

-

-

Carbon Leader reef
3,963

-

-

-

-

-

-

Savuka Mine
Ventersdorp Contact reef
608

56

43.40

9.29

403

0.01

0.33

Carbon Leader reef
358

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
5,959

750

112.20

16.35

1,835

-

-

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended June 2001
Statistics are shown in imperial units
Advance
Sampled
feet              feet
channel
gold
uranium
width  oz/t
ft.oz/t   lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
20,460

2,612

38.03

1.04

3.29

2.86

9.06

Kopanang Mine
Vaal reef
22,480

2,874

4.33

4.89

1.77

12.28

4.43

Tau Lekoa Mine
Ventersdorp Contact reef
14,007

3,104

36.69

0.31

0.95

0.30

0.92

Moab Khotsong Mine
Vaal reef
6,055

-

-

-

-

-

-

FREE STATE
Bambanani East Shaft
Basal reef
11,982

696

27.20

0.95

2.15

-

-

Bambanani West Shaft
Basal reef
-

-

-

-

-

-

-

Tshepong North
Basal reef
19,010

2,598

7.28

2.40

1.46

3.64

2.21

"B" reef
92

26

53.15

0.04

0.19

0.04

0.18

Matjhabeng Mine
Basal reef
1,227

-

-

-

-

-

-

Taung South Shaft
Beatrix reef
2,416

817

34.57

0.19

0.54

-

-

Beatrix VS 5 Composite reef
77

49

72.99

0.18

1.08

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
35

-

-

-

-

-

-

Carbon Leader reef
13,002

-

-

-

-

-

-

Savuka Mine
Ventersdorp Contact reef
1,995

184

17.09

0.27

0.39

0.02

0.03

Carbon Leader reef
1,176

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
19,550

2,461

44.17

0.48

1.76

-

-

27

SHAFT SINKING
Quarter
Quarter
Six months
ended
ended
ended
June
March
June
2001
2001
2001
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance
183

84

266

Depth to date (below collar)
2,806

2,623

2,806

Rock / ventilation sub-vertical shaft
Depth to date
939

939

939

Station cutting
-

7

7

JOEL MINE
Taung North Shaft
Depth to date (below collar)
1,453

1,453

1,453

MPONENG MINE
Sub Shaft 1
Depth to date
1,209

1,209

1,209

Sub Shaft Vent Shaft Deepening
Advance
-

23

23

Depth to date
27

27

SHAFT SINKING
Quarter
Quarter
Six months
ended
ended
ended
June
March
June
2001
2001
2001
Statistics are shown in imperial units
feet
MOAB KHOTSONG MINE
Main shaft
Advance
599

274

873

Depth to date (below collar)
9,206

8,607

9,206

Rock / ventilation sub-vertical shaft
Depth to date
3,080

3,080

3,080

Station cutting
-

23

23

JOEL MINE
Taung North Shaft
Depth to date (bellow collar)
4,766

4,766

4,766

MPONENG MINE
Sub Shaft 1
Depth to date
3,965

3,965

3,965

Sub Shaft Vent Shaft Deepening
Advance
-

76

76

Depth to date
89

89

89

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
109

95

204

1,174

1,025

2,199

Milled - 000
- tonnes /
- tons
- reef
631

656

1,287

696

723

1,419

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
631

656

1,287

696

723

1,419

Yield
- g/t
/
- oz/t
- reef
12.34

11.54

11.93

0.360

0.337

0.348

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
12.34

11.54

11.93

0.360

0.337

0.348

Gold produced
- kg
/
- oz 000 - reef
7,790

7,563

15,353

251

243

494

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
7,790

7,563

15,353

251

243

494

Gold sold
- kg
/
- oz 000  - total
7,608

7,568

15,176

245

243

488

Revenue
- R/kg
/
- $/oz
- sold
71,822

71,850

71,836

278

284

282

Total cash costs
- R
/
- $
- ton milled
424

406

415

48

47

47

- R/kg
/
- $/oz
- produced
34,398

35,178

34,782

133

140

136

PRODUCTIVITY
per employee
- g
/
- oz
- target
 257

 236

 247

8.25

7.60

7.93

- actual
 269

 264

 267

8.65

8.49

8.57

per employee
- m2
/
- ft2
- target
3.70

3.44

3.57

39.85

36.98

38.40

- actual
3.77

3.32

3.55

40.55

35.77

38.18

FINANCIAL RESULTS (MILLION)
Gold sales
546.5

543.7

1,090.2

68.1

69.4

137.5

Cost of sales
284.7

273.4

558.1

35.5

34.8

70.3

Cash operating costs
266.0

264.2

530.2

33.2

33.7

66.9

Other cash costs
1.9

1.9

3.8

0.3

0.2

0.5

Total cash costs
267.9

266.1

534.0

33.5

33.9

67.4

Retrenchment costs
2.6

0.7

3.3

0.3

0.1

0.4

Rehabilitation and other non-cash costs
0.3

-

0.3

-

-

-

Production costs
270.8

266.8

537.6

33.8

34.0

67.8

Amortisation of mining assets
13.0

12.7

25.7

1.6

1.6

3.2

Inventory change
0.9

(6.1)

(5.2)

0.1

(0.8)

(0.7)

Operating profit
261.8

270.3

532.1

32.6

34.6

67.2

Capital expenditure
1.5

2.0

3.5

0.2

0.3

0.5

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
99

99

198

1,069

1,061

2,130

Milled - 000
- tonnes /
- tons
- reef
512

503

1,015

565

554

1,119

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
512

503

1,015

565

554

1,119

Yield
- g/t
/
- oz/t
- reef
7.46

7.80

7.63

0.218

0.228

0.223

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
7.46

7.80

7.63

0.218

0.228

0.223

Gold produced
- kg
/
- oz 000 - reef
3,820

3,921

7,741

123

126

249

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
3,820

3,921

7,741

123

126

249

Gold sold
- kg
/
- oz 000  - total
3,738

3,924

7,662

120

126

246

Revenue
- R/kg
/
- $/oz
- sold
71,818

71,629

71,721

278

285

281

Total cash costs
- R
/
- $
- ton milled
386

371

379

44

43

43

- R/kg
/
- $/oz
- produced
51,796

47,557

49,649

201

189

195

PRODUCTIVITY
per employee
- g
/
- oz
- target
 162

 159

 160

5.20

5.11

5.15

- actual
 165

 168

 166

5.31

5.39

5.35

per employee
- m2
/
- ft2
- target
4.72

4.80

4.76

50.82

51.65

51.24

- actual
4.30

4.21

4.25

46.26

45.34

45.80

FINANCIAL RESULTS (MILLION)
Gold sales
268.4

281.1

549.5

33.4

35.9

69.3

Cost of sales
207.5

198.4

405.9

25.9

25.3

51.2

Cash operating costs
196.4

185.0

381.4

24.5

23.6

48.1

Other cash costs
1.5

1.5

3.0

0.2

0.2

0.4

Total cash costs
197.9

186.5

384.4

24.7

23.8

48.5

Retrenchment costs
2.4

0.5

2.9

0.3

0.1

0.4

Rehabilitation and other non-cash costs
0.2

-

0.2

-

-

-

Production costs
200.5

187.0

387.5

25.0

23.9

48.9

Amortisation of mining assets
14.3

14.2

28.5

1.8

1.8

3.6

Inventory change
(7.3)

(2.8)

(10.1)

(0.9)

(0.4)

(1.3)

Operating profit
60.9

82.7

143.6

7.5

10.6

18.1

Capital expenditure
2.5

3.7

6.2

0.4

0.4

0.8

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
103

93

196

1,111

1,002

2,113

Milled - 000
- tonnes /
- tons
- reef
507

508

1,015

559

560

1,119

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
507

508

1,015

559

560

1,119

Yield
- g/t
/
- oz/t
- reef
4.70

4.69

4.69

0.137

0.137

0.137

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
4.70

4.69

4.69

0.137

0.137

0.137

Gold produced
- kg
/
- oz 000 - reef
2,383

2,380

4,763

76

77

153

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
2,383

2,380

4,763

76

77

153

Gold sold
- kg
/
- oz 000  - total
2,325

2,385

4,710

74

78

152

Revenue
- R/kg
/
- $/oz
- sold
71,823

71,508

71,663

278

284

281

Total cash costs
- R
/
- $
- ton milled
250

235

242

28

27

28

- R/kg
/
- $/oz
- produced
53,106

50,087

51,597

206

199

202

PRODUCTIVITY
per employee
- g
/
- oz
- target
 191

 180

 186

6.15

5.79

5.97

- actual
 182

 186

 184

5.86

5.99

5.93

per employee
- m2
/
- ft2
- target
7.81

7.30

7.55

84.03

78.54

81.27

- actual
7.90

7.29

7.60

85.06

78.43

81.78

FINANCIAL RESULTS (MILLION)
Gold sales
167.0

170.5

337.5

20.8

21.8

42.6

Cost of sales
147.2

138.0

285.2

18.2

17.6

35.8

Cash operating costs
125.5

118.3

243.8

15.6

15.1

30.7

Other cash costs
1.0

1.0

2.0

0.1

0.1

0.2

Total cash costs
126.5

119.3

245.8

15.7

15.2

30.9

Retrenchment costs
1.3

0.4

1.7

0.1

0.1

0.2

Rehabilitation and other non-cash costs
0.2

-

0.2

-

-

-

Production costs
128.0

119.7

247.7

15.8

15.3

31.1

Amortisation of mining assets
15.0

15.3

30.3

1.9

1.9

3.8

Inventory change
4.2

3.0

7.2

0.5

0.4

0.9

Operating profit
19.8

32.5

52.3

2.6

4.2

6.8

Capital expenditure
6.4

4.3

10.7

0.9

0.5

1.4

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/ - ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes / - tons
- reclamation from rehabilitation
32

32

64

35

35

70

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
1,503

1,305

2,808

1,657

1,438

3,095

 - total
1,535

1,337

2,872

1,692

1,473

3,165

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
2.26

1.55

1.90

0.066

0.045

0.056

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
0.49

0.58

0.53

0.014

0.017

0.016

 - average
0.53

0.61

0.56

0.015

0.018

0.016

Gold produced
- kg
/ - oz 000 - reclamation from rehabilitation
72

50

122

2

2

4

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
739

760

1,499

24

24

48

 - total
811

810

1,621

26

26

52

Gold sold
- kg
/ - oz 000  - total
791

809

1,600

26

26

52

Revenue
- R/kg
/ - $/oz
- sold
71,810

71,493

71,647

278

284

281

Total cash costs *
- R
/ - $
- ton milled
21

21

21

2

2

2

- R/kg
/ - $/oz
- produced
43,165

36,300

39,684

167

144

155

PRODUCTIVITY
per employee
- g
/ - oz
- target
 316

 321

 318

10.14

10.33

10.24

- actual
 484

 512

 497

15.56

16.45

15.99

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold sales
56.8

57.8

114.6

7.0

7.4

14.4

Cost of sales
30.9

27.6

58.5

3.9

3.5

7.4

Cash operating costs
31.8

27.5

59.3

4.0

3.5

7.5

Other cash costs
0.1

0.1

0.2

-

-

-

Total cash costs
31.9

27.6

59.5

4.0

3.5

7.5

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
31.9

27.6

59.5

4.0

3.5

7.5

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
(1.0)

-

(1.0)

(0.1)

-

(0.1)

Operating profit
25.9

30.2

56.1

3.1

3.9

7.0

Moab Khotsong
Capital expenditure
90.4

75.8

166.2

11.2

9.7

20.9

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
ERGO
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes / - tons
- 000
10,176

11,142

21,318

11,217

12,282

23,499

Yield
- g/t
/ - oz/t
0.23

0.26

0.24

0.007

0.007

0.007

Gold produced
- kg
/ - oz 000
2,368

2,848

5,216

76

92

168

Gold sold
- kg
/ - oz 000
2,638

2,600

5,238

85

83

168

Revenue
- R/kg
/ - $/oz
- sold
71,810

71,462

71,637

278

285

281

Total cash costs
- R
/ - $
- ton treated
15

13

14

2

2

2

- R/kg
/ - $/oz
- produced
64,414

52,415

57,863

249

208

227

PRODUCTIVITY
per employee
- g
/
- oz
- target
 621

 614

 618

19.97

19.76

19.86

- actual
 628

 744

 687

20.18

23.94

22.07

FINANCIAL RESULTS (MILLION)
Gold sales
189.5

185.8

375.3

23.6

23.8

47.4

Cost of sales
171.3

156.3

327.6

21.2

20.0

41.2

Cash operating costs
152.0

148.7

300.7

18.9

19.0

37.9

Other cash costs
0.7

0.5

1.2

-

0.1

0.1

Total cash costs
152.7

149.2

301.9

18.9

19.1

38.0

Retrenchment costs
0.5

0.3

0.8

0.1

-

0.1

Rehabilitation and other non-cash costs
3.7

4.5

8.2

0.4

0.6

1.0

Production costs
156.9

154.0

310.9

19.4

19.7

39.1

Amortisation of mining assets
3.6

8.4

12.0

0.4

1.1

1.5

Inventory change
10.8

(6.1)

4.7

1.4

(0.8)

0.6

Operating profit
18.2

29.5

47.7

2.4

3.8

6.2

Capital expenditure
0.5

0.5

1.0

-

0.1

0.1

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
BAMBANANI MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
71

68

139

766

731

1,497

Milled - 000
- tonnes /
- tons
- reef
437

401

838

482

442

924

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
437

401

838

482

442

924

Yield
- g/t
/
- oz/t
- reef
7.82

7.78

7.80

0.228

0.227

0.227

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
7.82

7.78

7.80

0.228

0.227

0.227

Gold produced
- kg
/
- oz 000 - reef
3,418

3,116

6,534

110

100

210

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
3,418

3,116

6,534

110

100

210

Gold sold
- kg
/
- oz 000  - total
3,389

3,120

6,509

109

100

209

Revenue
- R/kg
/
- $/oz
- sold
71,828

71,854

71,840

278

284

281

Total cash costs
- R
/
- $
- ton milled
471

479

475

53

55

54

- R/kg
/
- $/oz
- produced
60,185

61,559

60,840

233

245

239

PRODUCTIVITY
per employee
- g
/
- oz
- target
 183

 151

 167

5.89

4.87

5.37

- actual
 163

 142

 152

5.23

4.57

4.89

per employee
- m2
/
- ft2
- target
3.92

3.37

3.64

42.20

36.31

39.22

- actual
3.38

3.10

3.24

36.41

33.33

34.84

FINANCIAL RESULTS (MILLION)
Gold sales
243.4

224.2

467.6

30.3

28.6

58.9

Cost of sales
225.3

203.7

429.0

27.9

26.1

54.0

Cash operating costs
204.4

190.5

394.9

25.5

24.3

49.8

Other cash costs
1.3

1.4

2.7

0.1

0.2

0.3

Total cash costs
205.7

191.9

397.6

25.6

24.5

50.1

Retrenchment costs
7.5

6.7

14.2

0.9

0.9

1.8

Rehabilitation and other non-cash costs
0.1

-

0.1

-

-

-

Production costs
213.3

198.6

411.9

26.5

25.4

51.9

Amortisation of mining assets
11.7

10.8

22.5

1.4

1.4

2.8

Inventory change
0.3

(5.7)

(5.4)

-

(0.7)

(0.7)

Operating profit
18.1

20.5

38.6

2.4

2.5

4.9

Capital expenditure
7.8

4.7

12.5

1.0

0.6

1.6

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
TSHEPONG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
102

93

195

1,096

1,000

2,096

Milled - 000
- tonnes /
- tons
- reef
366

337

703

403

372

775

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
366

337

703

403

372

775

Yield
- g/t
/
- oz/t
- reef
8.61

7.98

8.31

0.251

0.233

0.242

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
8.61

7.98

8.31

0.251

0.233

0.242

Gold produced
- kg
/
- oz 000 - reef
3,150

2,692

5,842

101

87

188

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
3,150

2,692

5,842

101

87

188

Gold sold
- kg
/
- oz 000  - total
3,119

2,693

5,812

100

87

187

Revenue
- R/kg
/
- $/oz
- sold
71,830

71,623

71,734

278

284

281

Total cash costs
- R
/
- $
- ton milled
384

402

392

43

47

45

- R/kg
/
- $/oz
- produced
44,579

50,301

47,216

173

200

185

PRODUCTIVITY
per employee
- g
/
- oz
- target
 171

 172

 172

5.50

5.54

5.52

- actual
 227

 190

 208

7.28

6.10

6.69

per employee
- m2
/
- ft2
- target
6.50

6.44

6.47

70.00

69.33

69.67

- actual
7.32

6.55

6.93

78.75

70.54

74.61

FINANCIAL RESULTS (MILLION)
Gold sales
224.0

192.9

416.9

27.9

24.6

52.5

Cost of sales
169.1

144.2

313.3

21.0

18.4

39.4

Cash operating costs
139.7

134.6

274.3

17.4

17.2

34.6

Other cash costs
0.8

0.8

1.6

0.1

0.1

0.2

Total cash costs
140.5

135.4

275.9

17.5

17.3

34.8

Retrenchment costs
3.3

1.8

5.1

0.4

0.2

0.6

Rehabilitation and other non-cash costs
0.2

-

0.2

-

-

-

Production costs
144.0

137.2

281.2

17.9

17.5

35.4

Amortisation of mining assets
22.9

19.8

42.7

2.9

2.5

5.4

Inventory change
2.2

(12.8)

(10.6)

0.2

(1.6)

(1.4)

Operating profit
54.9

48.7

103.6

6.9

6.2

13.1

Capital expenditure
-

-

-

-

-

-

3
6

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
MATJHABENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
40

44

84

425

478

903

Milled - 000
- tonnes /
- tons
- reef
207

247

454

228

272

500

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
207

247

454

228

272

500

Yield
- g/t
/
- oz/t
- reef
6.95

6.92

6.93

0.203

0.202

0.202

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
6.95

6.92

6.93

0.203

0.202

0.202

Gold produced
- kg
/
- oz 000 - reef
1,440

1,707

3,147

46

55

101

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
1,440

1,707

3,147

46

55

101

Gold sold
- kg
/
- oz 000  - total
1,429

1,710

3,139

46

55

101

Revenue
- R/kg
/
- $/oz
- sold
71,826

71,784

71,803

278

284

282

Total cash costs
- R
/
- $
- ton milled
420

491

459

47

57

53

- R/kg
/
- $/oz
- produced
60,344

71,032

66,140

234

282

260

PRODUCTIVITY
per employee
- g
/
- oz
- target
 146

 143

 145

4.70

4.60

4.65

- actual
 129

 130

 129

4.13

4.17

4.15

per employee
- m2
/
- ft2
- target
3.63

3.70

3.67

39.10

39.83

39.47

- actual
3.52

3.37

3.44

37.94

36.29

37.05

FINANCIAL RESULTS (MILLION)
Gold sales
102.6

122.8

225.4

12.7

15.7

28.4

Cost of sales
127.9

152.7

280.6

16.0

19.5

35.5

Cash operating costs
85.9

120.1

206.0

10.7

15.4

26.1

Other cash costs
1.0

1.1

2.1

0.2

0.1

0.3

Total cash costs
86.9

121.2

208.1

10.9

15.5

26.4

Retrenchment costs
33.6

34.0

67.6

4.2

4.3

8.5

Rehabilitation and other non-cash costs
0.1

-

0.1

-

-

-

Production costs
120.6

155.2

275.8

15.1

19.8

34.9

Amortisation of mining assets
3.0

3.8

6.8

0.4

0.5

0.9

Inventory change
4.3

(6.3)

(2.0)

0.5

(0.8)

(0.3)

Operating profit
(25.3)

(29.9)

(55.2)

(3.3)

(3.8)

(7.1)

Capital expenditure
-

-

-

-

-

-

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
JOEL MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
58

62

120

621

672

1,293

Milled - 000
- tonnes /
- tons
- reef
261

305

566

288

336

624

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
261

305

566

288

336

624

Yield
- g/t
/
- oz/t
- reef
4.21

3.40

3.77

0.123

0.099

0.110

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
4.21

3.40

3.77

0.123

0.099

0.110

Gold produced
- kg
/
- oz 000 - reef
1,099

1,036

2,135

36

33

69

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
1,099

1,036

2,135

36

33

69

Gold sold
- kg
/
- oz 000  - total
1,180

1,025

2,205

38

33

71

Revenue
- R/kg
/
- $/oz
- sold
88,348

99,219

93,403

342

394

367

Total cash costs
- R
/
- $
- ton milled
375

347

360

42

40

41

- R/kg
/
- $/oz
- produced
89,091

102,157

95,433

345

406

375

PRODUCTIVITY
per employee
- g
/
- oz
- target
 158

 153

 155

5.07

4.92

4.99

- actual
 110

 84

 96

3.54

2.71

3.08

per employee
- m2
/
- ft2
- target
6.64

6.28

6.45

71.48

67.56

69.47

- actual
5.78

5.07

5.39

62.22

54.61

58.02

FINANCIAL RESULTS (MILLION)
Gold sales
104.3

101.7

206.0

13.0

13.0

26.0

Cost of sales
122.5

134.1

256.6

15.2

17.1

32.3

Cash operating costs
97.1

105.0

202.1

12.1

13.4

25.5

Other cash costs
0.8

0.8

1.6

0.1

0.1

0.2

Total cash costs
97.9

105.8

203.7

12.2

13.5

25.7

Retrenchment costs
16.8

1.9

18.7

2.1

0.2

2.3

Rehabilitation and other non-cash costs
0.1

-

0.1

-

-

-

Production costs
114.8

107.7

222.5

14.3

13.7

28.0

Amortisation of mining assets
9.4

24.7

34.1

1.1

3.2

4.3

Inventory change
(1.7)

1.7

-

(0.2)

0.2

-

Operating profit
(18.2)

(32.4)

(50.6)

(2.2)

(4.1)

(6.3)

Capital expenditure
13.7

6.4

20.1

1.7

0.8

2.5

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes /
- tons
- reclamation from rehabilitation
107

243

350

118

268

386

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
764

718

1,482

842

791

1,634

 - total
871

961

1,832

960

1,060

2,020

Yield
- g/t
/
- oz/t
- reclamation from rehabilitation
1.84

1.08

1.31

0.054

0.032

0.038

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
0.69

0.80

0.74

0.020

0.023

0.022

 - average
0.83

0.87

0.85

0.024

0.025

0.025

Gold produced
- kg
/
- oz 000 - reclamation from rehabilitation
197

263

461

6

9

15

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
525

575

1,100

17

18

35

 - total
722

838

1,560

23

27

50

Gold sold
- kg
/
- oz 000  - total
714

837

1,551

23

27

50

Revenue
- R/kg
/
- $/oz
- sold
71,822

71,342

71,568

278

284

281

Total cash costs *
- R
/
- $
- ton milled
29

30

30

3

4

3

- R/kg
/
- $/oz
- produced
42,584

37,834

40,102

165

150

157

PRODUCTIVITY
per employee
- g
/
- oz
- target
 349

 391

 369

11.22

12.56

11.87

- actual
 555

 726

 636

17.85

23.35

20.44

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold sales
51.3

59.8

111.1

6.4

7.6

14.0

Cost of sales
21.3

27.6

48.9

2.6

3.5

6.1

Cash operating costs
22.3

21.7

44.0

2.7

2.8

5.5

Other cash costs
-

0.1

0.1

-

-

-

Total cash costs
22.3

21.8

44.1

2.7

2.8

5.5

Retrenchment costs
0.1

0.1

0.2

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
22.4

21.9

44.3

2.7

2.8

5.5

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
(1.1)

5.7

4.6

(0.1)

0.7

0.6

Operating profit
30.0

32.2

62.2

3.8

4.1

7.9

Capital expenditure
(0.2)

(2.9)

(3.1)

-

(0.4)

(0.4)

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
73

65

138

782

701

1,483

Milled - 000
- tonnes /
- tons
- reef
411

377

788

452

416

868

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
411

377

788

452

416

868

Yield
- g/t
/
- oz/t
- reef
11.87

12.41

12.13

0.346

0.362

0.354

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- average
11.87

12.41

12.13

0.346

0.362

0.354

Gold produced
- kg
/
- oz 000 - reef
4,870

4,683

9,553

156

151

307

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
4,870

4,683

9,553

156

151

307

Gold sold
- kg
/
- oz 000 - total
5,080

4,481

9,561

163

144

307

Revenue
- R/kg
/
- $/oz
- sold
71,826

71,798

71,813

278

285

281

Total cash costs
- R
/
- $
- ton milled
501

517

509

57

60

58

- R/kg
/
- $/oz
- produced
42,229

41,687

41,963

164

166

165

PRODUCTIVITY
per employee
- g
/
- oz
- target
 276

 253

 264

8.87

8.14

8.50

- actual
 265

 245

 255

8.51

7.89

8.19

per employee
- m2
/
- ft2
- target
4.18

3.97

4.08

45.00

42.76

43.87

- actual
3.95

3.41

3.68

42.51

36.72

39.56

FINANCIAL RESULTS (MILLION)
Gold sales
364.9

321.7

686.6

45.4

41.1

86.5

Cost of sales
221.0

209.1

430.1

27.5

26.7

54.2

Cash operating costs
204.3

193.9

398.2

25.4

24.8

50.2

Other cash costs
1.3

1.4

2.7

0.1

0.2

0.3

Total cash costs
205.6

195.3

400.9

25.5

25.0

50.5

Retrenchment costs
3.0

1.2

4.2

0.4

0.1

0.5

Rehabilitation and other non-cash costs
0.1

-

0.1

-

-

-

Production costs
208.7

196.5

405.2

25.9

25.1

51.0

Amortisation of mining assets
7.8

14.8

22.6

1.0

1.9

2.9

Inventory change
4.5

(2.2)

2.3

0.6

(0.3)

0.3

Operating profit
143.9

112.6

256.5

17.9

14.4

32.3

Capital expenditure
17.1

7.9

25.0

2.1

1.0

3.1

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
50

46

96

547

491

1,038

Milled - 000
- tonnes /
- tons
- reef
246

217

463

271

239

510

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
246

217

463

271

239

510

Yield
- g/t
/
- oz/t
- reef
8.20

8.14

8.17

0.239

0.237

0.238

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- average
8.20

8.14

8.17

0.239

0.237

0.238

Gold produced
- kg
/
- oz 000 - reef
2,017

1,764

3,781

65

57

122

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
2,017

1,764

3,781

65

57

122

Gold sold
- kg
/
- oz 000 - total
2,090

1,694

3,784

67

55

122

Revenue
- R/kg
/
- $/oz
- sold
71,824

71,705

71,771

278

286

281

Total cash costs
- R
/
- $
- ton milled
522

547

533

59

63

61

- R/kg
/
- $/oz
- produced
63,636

67,173

65,286

246

267

256

PRODUCTIVITY
per employee
- g
/
- oz
- target
 163

 169

 166

5.23

5.44

5.33

- actual
 157

 137

 147

5.05

4.40

4.72

per employee
- m2
/
- ft2
- target
4.40

4.52

4.46

47.39

48.69

48.04

- actual
3.95

3.54

3.75

42.51

38.15

40.33

FINANCIAL RESULTS (MILLION)
Gold sales
150.1

121.4

271.5

18.7

15.5

34.2

Cost of sales
143.4

121.5

264.9

17.8

15.5

33.3

Cash operating costs
127.4

117.5

244.9

15.9

15.0

30.9

Other cash costs
0.9

1.0

1.9

0.1

0.1

0.2

Total cash costs
128.3

118.5

246.8

16.0

15.1

31.1

Retrenchment costs
2.9

1.2

4.1

0.4

0.1

0.5

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
131.2

119.7

250.9

16.4

15.2

31.6

Amortisation of mining assets
1.8

14.0

15.8

0.2

1.8

2.0

Inventory change
10.4

(12.2)

(1.8)

1.2

(1.5)

(0.3)

Operating profit
6.7

(0.1)

6.6

0.9

-

0.9

Capital expenditure
-

-

-

-

-

-

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
56

63

119

596

680

1,276

Milled - 000
- tonnes /
- tons
- reef
346

369

715

382

407

789

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
346

369

715

382

407

789

Yield
- g/t
/
- oz/t
- reef
7.09

6.91

7.00

0.207

0.202

0.204

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- average
7.09

6.91

7.00

0.207

0.202

0.204

Gold produced
- kg
/
- oz 000 - reef
2,453

2,553

5,006

79

82

161

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
2,453

2,553

5,006

79

82

161

Gold sold
- kg
/
- oz 000 - total
2,541

2,469

5,010

82

79

161

Revenue
- R/kg
/
- $/oz
- sold
71,826

71,521

71,676

278

289

281

Total cash costs
- R
/
- $
- ton milled
499

440

469

56

51

54

- R/kg
/
- $/oz
- produced
70,461

63,654

66,989

273

253

263

PRODUCTIVITY
per employee
- g
/
- oz
- target
 182

 188

 185

5.85

6.06

5.95

- actual
 149

 153

 151

4.79

4.93

4.86

per employee
- m2
/
- ft2
- target
4.54

4.42

4.48

48.83

47.62

48.22

- actual
3.36

3.80

3.58

36.17

40.90

38.54

FINANCIAL RESULTS (MILLION)
Gold sales
182.5

176.6

359.1

22.7

22.6

45.3

Cost of sales
220.3

187.5

407.8

27.5

24.0

51.5

Cash operating costs
171.5

161.2

332.7

21.4

20.6

42.0

Other cash costs
1.4

1.3

2.7

0.1

0.2

0.3

Total cash costs
172.9

162.5

335.4

21.5

20.8

42.3

Retrenchment costs
3.6

0.9

4.5

0.5

0.1

0.6

Rehabilitation and other non-cash costs
0.1

-

0.1

-

-

-

Production costs
176.6

163.4

340.0

22.0

20.9

42.9

Amortisation of mining assets
45.3

18.9

64.2

5.7

2.4

8.1

Inventory change
(1.6)

5.2

3.6

(0.2)

0.7

0.5

Operating profit
(37.8)

(10.9)

(48.7)

(4.8)

(1.4)

(6.2)

Capital expenditure
62.7

46.5

109.2

7.8

5.9

13.7

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
ELANDSRAND MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

28

28

-

301

301

Milled - 000
- tonnes /
- tons
- reef
-

99

99

-

109

109

- waste
-

2

2

-

2

2

- surface and
  dump reclamation
-

-

-

-

-

-

- total
-

101

101

-

111

111

Yield
- g/t
/
- oz/t
- reef
-

6.24

6.24

-

0.182

0.182

- waste
-

1.00

1.00

-

0.029

0.029

- surface and
  dump reclamation
-

-

-

-

-

-

- average
-

6.13

6.13

-

0.179

0.179

Gold produced
- kg
/
- oz 000 - reef
-

618

618

-

20

20

- waste
-

2

2

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
-

620

620

-

20

20

Gold sold
- kg
/
- oz 000 - total
-

623

623

-

20

20

Revenue
- R/kg
/
- $/oz
- sold
-

67,726

67,726

-

271

271

Total cash costs
- R
/
- $
- ton milled
-

554

554

-

65

65

- R/kg
/
- $/oz
- produced
-

90,300

90,300

-

362

362

PRODUCTIVITY
per employee
- g
/
- oz
- target
-

 134

 134

-

4.31

4.31

- actual
-

 104

 104

-

3.34

3.34

per employee
- m2
/
- ft2
- target
-

5.25

5.25

-

56.53

56.53

- actual
-

4.69

4.69

-

50.48

50.48

FINANCIAL RESULTS (MILLION)
Gold sales
-

42.2

42.2

-

5.4

5.4

Cost of sales
-

56.2

56.2

-

7.2

7.2

Cash operating costs
-

55.5

55.5

-

7.2

7.2

Other cash costs
-

0.4

0.4

-

0.1

0.1

Total cash costs
-

55.9

55.9

-

7.2

7.2

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
-

55.9

55.9

-

7.2

7.2

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

0.3

0.3

-

-

-

Operating profit
-

(14.0)

(14.0)

-

(1.8)

(1.8)

Capital expenditure
0.2

11.8

12.0

-

1.5

1.5

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
DEELKRAAL MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

9

9

-

93

93

Milled - 000
- tonnes /
- tons
- reef
-

55

55

-

61

61

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
-

55

55

-

61

61

Yield
- g/t
/
- oz/t
- reef
-

7.55

7.55

-

0.220

0.220

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- average
-

7.55

7.55

-

0.220

0.220

Gold produced
- kg
/
- oz 000 - reef
-

417

417

-

13

13

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
-

417

417

-

13

13

Gold sold
- kg
/
- oz 000 - total
-

419

419

-

13

13

Revenue
- R/kg
/
- $/oz
- sold
-

67,726

67,726

-

271

271

Total cash costs
- R
/
- $
- ton milled
-

625

625

-

73

73

- R/kg
/
- $/oz
- produced
-

82,790

82,790

-

331

331

PRODUCTIVITY
per employee
- g
/
- oz
- target
-

 140

 140

-

4.50

4.50

- actual
-

 123

 123

-

3.97

3.97

per employee
- m2
/
- ft2
- target
-

3.37

3.37

-

36.28

36.28

- actual
-

2.55

2.55

-

27.45

27.45

FINANCIAL RESULTS (MILLION)
Gold sales
-

28.4

28.4

-

3.6

3.6

Cost of sales
-

34.8

34.8

-

4.4

4.4

Cash operating costs
-

34.3

34.3

-

4.4

4.4

Other cash costs
-

0.2

0.2

-

-

-

Total cash costs
-

34.5

34.5

-

4.4

4.4

Retrenchment costs
-

0.2

0.2

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
-

34.7

34.7

-

4.4

4.4

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

0.1

0.1

-

-

-

Operating profit
-

(6.4)

(6.4)

-

(0.8)

(0.8)

Capital expenditure
-

-

-

-

-

-

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes /
- tons
- reclamation from rehabilitation
2

1

3

2

1

3

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

42

42

-

46

46

- total
2

43

45

2

47

49

Yield
- g/t
/
- oz/t
- reclamation from rehabilitation
0.01

14.56

5.68

-

0.425

0.166

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

0.60

0.60

-

0.018

0.018

- average
0.01

1.03

0.98

-

0.030

0.029

Gold produced
- kg
/
- oz 000 - reclamation from rehabilitation
-

19

19

-

1

1

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

25

25

-

1

1

- total
-

44

44

-

1

1

Gold sold
- kg
/
- oz 000 - total
-

44

44

-

1

1

Revenue
- R/kg
/
- $/oz
- sold
-

67,726

67,726

-

271

271

Total cash costs*
- R
/
- $
- ton milled
-

4

4

-

-

-

- R/kg
/
- $/oz
- produced
-

6,134

6,082

-

28

28

PRODUCTIVITY
per employee
- g
/
- oz
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold sales
-

3.0

3.0

-

0.4

0.4

Cost of sales
-

0.2

0.2

-

-

-

Cash operating costs
-

0.2

0.2

-

-

-

Other cash costs
-

-

-

-

-

-

Total cash costs
-

0.2

0.2

-

-

-

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
-

0.2

0.2

-

-

-

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Operating profit
-

2.8

2.8

-

0.4

0.4

Capital expenditure
-

-

-

-

-

-

* Excludes reclamation from rehabilitation

AFRICAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes /
- tons
- 000
1,395

923

2,318

1,538

1,017

2,555

Volume mined
- bcm
/
- bcy
- 000
441

270

711

577

353

930

Stripping ratio
- t(mined-treated)
 /t treated
3.36

1.92

2.64

3.36

1.92

2.64

Treated
- tonnes /
- tons
- 000
320

316

636

352

349

701

Yield
- g/t
/
- oz/t
2.15

2.04

2.10

0.063

0.060

0.061

Gold produced
- kg
/
- oz 000
689

646

1,335

22

21

43

Gold sold
- kg
/
- oz 000
689

646

1,335

22

21

43

Revenue
- R/kg
/
- $/oz
- sold
71,175

67,014

69,161

276

266

271

Total cash costs - R/kg
/
- $/oz
- produced
41,765

43,863

42,780

162

174

168

PRODUCTIVITY
per employee
- g
/
- oz
- target
 584

 611

 597

18.77

19.63

19.20

- actual
 659

 623

 641

21.19

20.03

20.61

FINANCIAL RESULTS (MILLION)
Gold sales
49.0

43.3

92.3

6.1

5.5

11.6

Cost of sales
30.2

30.8

61.0

3.8

3.9

7.7

Cash operating costs
28.5

28.1

56.6

3.5

3.6

7.1

Other cash costs
0.3

0.2

0.5

0.1

-

0.1

Total cash costs
28.8

28.3

57.1

3.6

3.6

7.2

Rehabilitation and other non-cash costs
(0.2)

0.2

-

-

-

-

Production costs
28.6

28.5

57.1

3.6

3.6

7.2

Amortisation of mining assets
2.2

2.1

4.3

0.2

0.3

0.5

Inventory change
(0.6)

0.2

(0.4)

-

-

-

Operating profit
18.8

12.5

31.3

2.3

1.6

3.9

Capital expenditure
0.4

0.9

1.3

0.1

0.1

0.2

AFRICAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes /
- tons
- 000
1,531

1,791

3,322

1,688

1,974

3,662

Volume mined
- bcm
/
- bcy
- 000
854

1,014

1,868

1,116

1,327

2,443

Stripping ratio
- t(mined-treated)
 /t treated
2.08

2.51

2.30

2.08

2.51

2.30

Treated
- tonnes /
- tons
- 000
498

510

1,008

549

562

1,111

Yield
- g/t
/
- oz/t
3.25

3.02

3.13

0.095

0.088

0.091

Gold produced
- kg
/
- oz 000
1,616

1,541

3,157

52

50

102

Gold sold
- kg
/
- oz 000
1,511

1,484

2,995

49

48

97

Revenue
- R/kg
/
- $/oz
- sold
78,417

73,523

75,993

304

292

298

Total cash costs - R/kg
/
- $/oz
- produced
32,361

32,591

32,473

125

130

127

PRODUCTIVITY
per employee
- g
/
- oz
- target
2 399

1 999

2 199

77.13

64.26

70.70

- actual
2 449

2 335

2 392

78.72

75.08

76.90

FINANCIAL RESULTS (MILLION)
Gold sales
118.6

109.1

227.7

14.8

13.9

28.7

Cost of sales
73.8

73.2

147.0

9.2

9.3

18.5

Cash operating costs
44.0

42.6

86.6

5.5

5.4

10.9

Other cash costs
8.3

7.6

15.9

1.0

1.0

2.0

Total cash costs
52.3

50.2

102.5

6.5

6.4

12.9

Rehabilitation and other non-cash costs
0.3

1.1

1.4

0.1

0.1

0.2

Production costs
52.6

51.3

103.9

6.6

6.5

13.1

Amortisation of mining assets
25.6

24.7

50.3

3.1

3.2

6.3

Inventory change
(4.4)

(2.8)

(7.2)

(0.5)

(0.4)

(0.9)

Operating profit
44.8

35.9

80.7

5.6

4.6

10.2

Capital expenditure
10.0

5.9

15.9

1.2

0.8

2.0

AFRICAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes /
- tons
- 000
2,390

1,657

4,047

2,635

1,826

4,461

Volume mined
- bcm
/
- bcy
- 000
1,164

815

1,979

1,523

1,066

2,589

Stripping ratio
- t(mined-treated)
 /t treated
7.11

6.03

6.63

7.11

6.03

6.63

Treated
- tonnes /
- tons
- 000
295

236

531

325

260

585

Yield
- g/t
/
- oz/t
6.91

8.41

7.58

0.202

0.245

0.221

Gold produced
- kg
/
- oz 000
2,037

1,984

4,021

65

64

129

Gold sold
- kg
/
- oz 000
2,037

1,984

4,021

65

64

129

Revenue
- R/kg
/
- $/oz
- sold
70,635

66,698

68,693

274

265

269

Total cash costs - R/kg
/
- $/oz
- produced
25,814

22,535

24,196

100

90

95

PRODUCTIVITY
per employee
- g
/
- oz
- target
4 375

4 467

4 421

140.67

143.61

142.12

- actual
4 310

4 714

4 500

138.55

151.55

144.67

FINANCIAL RESULTS (MILLION)
Gold sales
143.9

132.3

276.2

17.9

16.9

34.8

Cost of sales
90.1

83.6

173.7

11.4

10.6

22.0

Cash operating costs
42.7

35.6

78.3

5.4

4.5

9.9

Other cash costs
9.9

9.1

19.0

1.2

1.2

2.4

Total cash costs
52.6

44.7

97.3

6.6

5.7

12.3

Rehabilitation and other non-cash costs
0.4

0.4

0.8

0.1

-

0.1

Production costs
53.0

45.1

98.1

6.7

5.7

12.4

Amortisation of mining assets
37.9

38.7

76.6

4.8

4.9

9.7

Inventory change
(0.8)

(0.2)

(1.0)

(0.1)

-

(0.1)

Operating profit
53.8

48.7

102.5

6.5

6.3

12.8

Capital expenditure
16.9

31.8

48.7

2.1

4.1

6.2

AFRICAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
GEITA - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes /
- tons
- 000
3,940

3,382

7,322

4,343

3,728

8,071

Volume mined
- bcm
/
- bcy
- 000
1,449

1,405

2,854

1,896

1,837

3,733

Stripping ratio
- t(mined-treated)
 /t treated
4.84

7.38

5.79

4.84

7.38

5.79

Treated
- tonnes /
- tons
- 000
675

404

1,079

744

445

1,189

Yield
- g/t
/
- oz/t
3.31

4.64

3.81

0.097

0.135

0.111

Gold produced
- kg
/
- oz 000
2,237

1,875

4,112

72

60

132

Gold sold
- kg
/
- oz 000
2,237

1,875

4,112

72

60

132

Revenue
- R/kg
/
- $/oz
- sold
74,537

74,189

74,378

289

295

291

Total cash costs - R/kg
/
- $/oz
- produced
34,275

35,392

34,784

133

141

136

PRODUCTIVITY
per employee
- g
/
- oz
- target
1 850

1 734

1 794

59.49

55.76

57.67

- actual
1 977

2 029

2 000

63.55

65.23

64.31

FINANCIAL RESULTS (MILLION)
Gold revenue
166.7

139.1

305.8

20.7

17.8

38.5

Cost of sales
108.2

102.6

210.8

13.4

13.1

26.5

Cash operating costs
70.3

61.5

131.8

8.7

7.9

16.6

Other cash costs
6.3

4.9

11.2

0.8

0.6

1.4

Total cash costs
76.6

66.4

143.0

9.5

8.5

18.0

Rehabilitation and other non-cash costs
(1.1)

1.1

-

(0.1)

0.1

-

Production costs
75.5

67.5

143.0

9.4

8.6

18.0

Amortisation of mining assets
25.4

30.3

55.7

3.1

3.9

7.0

Inventory change
7.3

4.8

12.1

0.9

0.6

1.5

Operating profit
58.5

36.5

95.0

7.3

4.7

12.0

Capital expenditure
8.2

29.2

37.4

1.0

3.7

4.7

NORTH AMERICAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Open-pit Operations
Mined
- tonnes /
- tons
- 000
7,281

6,978

14,259

8,026

7,692

15,718

Stripping ratio
- t(mined-treated)
 /t treated
1.46

1.15

1.30

1.46

1.15

1.30

Treated
- tonnes /
- tons
- 000
2,959

3,241

6,200

3,261

3,573

6,834

Gold in ore
- kg
/
- oz 000
3,323

3,417

6,740

107

110

217

Yield
- g/t
/
- oz/t
0.60

0.48

0.54

0.018

0.014

0.016

Gold produced
- kg
/
- oz 000
1,784

1,572

3,356

57

51

108

Total
Yield
- g/t
/
- oz/t
0.60

0.48

0.54

0.018

0.014

0.016

Gold produced
- kg
/
- oz 000
1,784

1,572

3,356

57

51

108

Gold sold
- kg
/
- oz 000
1,784

1,572

3,356

57

51

108

Revenue
- R/kg
/
- $/oz
- sold
82,131

81,505

81,837

318

324

321

Total cash costs
- R/kg
/
- $/oz
- produced
*
45,677

42,519

44,198

177

169

173

PRODUCTIVITY
per employee
- g
/
- oz
- target
2,284

1,953

2,119

73.45

62.80

68.13

- actual
2,158

1,910

2,034

69.37

61.40

65.40

FINANCIAL RESULTS (MILLION)
Gold sales
146.6

128.1

274.7

18.3

16.3

34.6

Cost of sales
121.4

101.9

223.3

15.2

13.0

28.2

Cash operating costs
106.3

95.0

201.3

13.3

12.1

25.4

Other cash costs
-

-

-

-

-

-

Total cash costs
106.3

95.0

201.3

13.3

12.1

25.4

Rehabilitation and other non-cash costs
(5.5)

(5.7)

(11.2)

(0.7)

(0.7)

(1.4)

Production costs
100.8

89.3

190.1

12.6

11.4

24.0

Amortisation of mining assets
45.4

40.8

86.2

5.7

5.2

10.9

Inventory change
(24.8)

(28.2)

(53.0)

(3.1)

(3.6)

(6.7)

Operating profit
25.2

26.2

51.4

3.1

3.3

6.4

Capital expenditure
156.2

83.9

240.1

19.4

10.7

30.1

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.
* Total cash cost calculation includes inventory

NORTH AMERICAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
JERRITT CANYON J.V. - Attributable 70%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
302

314

616

334

346

680

Treated
- tonnes /
- tons
- 000
227

236

463

251

260

511

Gold in ore
- kg
/
- oz 000
1,510

1,677

3,187

48

54

102

Yield
- g/t
/
- oz/t
9.95

9.84

9.89

0.290

0.287

0.289

Gold produced
- kg
/
- oz 000
2,263

2,321

4,584

73

74

147

Open-pit Operations
Mined
- tonnes /
- tons
- 000
-

-

-

-

-

-

Stripping ratio
- t(mined-treated)
 /t treated
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/
- oz/t
9.95

9.84

9.89

0.290

0.287

0.289

Gold produced
- kg
/
- oz 000
2,263

2,321

4,584

73

74

147

Gold sold
- kg
/
- oz 000
2,263

2,321

4,584

73

75

148

Revenue
- R/kg
/
- $/oz
- sold
82,084

81,382

81,729

318

324

321

Total cash costs
- R/kg
/
- $/oz
- produced
56,059

58,437

57,263

217

232

225

PRODUCTIVITY
per employee
- g
/
- oz
- target
2,493

2,585

2,539

80.15

83.12

81.62

- actual
2,658

2,565

2,610

85.47

82.47

83.92

FINANCIAL RESULTS (MILLION)
Gold sales
185.8

188.9

374.7

23.2

24.1

47.3

Cost of sales
163.1

178.0

341.1

20.4

22.6

43.0

Cash operating costs
126.8

135.7

262.5

15.8

17.3

33.1

Other cash costs
-

-

-

-

-

-

Total cash costs
126.8

135.7

262.5

15.8

17.3

33.1

Rehabilitation and other non-cash costs
2.6

2.6

5.2

0.4

0.3

0.7

Production costs
129.4

138.3

267.7

16.2

17.6

33.8

Amortisation of mining assets
36.9

39.5

76.4

4.6

5.0

9.6

Inventory change
(3.2)

0.2

(3.0)

(0.4)

-

(0.4)

Operating profit
22.7

10.9

33.6

2.8

1.5

4.3

Capital expenditure
22.5

23.7

46.2

2.8

3.0

5.8

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
218

229

447

239

253

492

Treated
- tonnes /
- tons
- 000
217

228

445

240

253

493

Gold in ore
- kg
/
- oz 000
1,647

1,563

3,210

53

50

103

Yield
- g/t
/
- oz/t
7.10

6.37

6.72

0.207

0.186

0.196

Gold produced
- kg
/
- oz 000
1,543

1,461

3,004

50

47

97

Open-pit Operations
Mined
- tonnes /
- tons
- 000
258

229

487

284

253

537

Stripping ratio
- t(mined-treated)
 /t treated
16.74

8.49

11.59

16.74

8.49

11.59

Treated
- tonnes /
- tons
- 000
15

24

39

16

27

43

Gold in ore
- kg
/
- oz 000
50

84

134

1

3

4

Yield
- g/t
/
- oz/t
3.16

3.27

3.23

0.092

0.095

0.094

Gold produced
- kg
/
- oz 000
46

79

125

1

3

4

Total
Yield
- g/t
/
- oz/t
6.85

6.07

6.44

0.200

0.177

0.188

Gold produced
- kg
/
- oz 000
1,589

1,540

3,129

51

50

101

Gold sold
- kg
/
- oz 000
1,686

1,686

3,372

54

54

108

Revenue
- R/kg
/
- $/oz
- sold
82,116

81,549

81,832

318

323

321

Total cash costs
- R/kg
/
- $/oz
- produced
35,708

32,907

34,330

138

131

135

PRODUCTIVITY
per employee
- g
/
- oz
- target
374

373

373

12.03

11.98

12.01

- actual
376

367

371

12.08

11.79

11.93

FINANCIAL RESULTS (MILLION)
Gold sales
138.4

137.5

275.9

17.3

17.5

34.8

Cost of sales
86.5

73.9

160.4

10.7

9.5

20.2

Cash operating costs
55.7

49.7

105.4

6.9

6.4

13.3

Other cash costs
1.0

1.0

2.0

0.2

0.1

0.3

Total cash costs
56.7

50.7

107.4

7.1

6.5

13.6

Rehabilitation and other non-cash costs
1.6

1.6

3.2

0.2

0.2

0.4

Production costs
58.3

52.3

110.6

7.3

6.7

14.0

Amortisation of mining assets
22.2

20.9

43.1

2.7

2.7

5.4

Inventory change
6.0

0.7

6.7

0.7

0.1

0.8

Operating profit
51.9

63.6

115.5

6.6

8.0

14.6

Capital expenditure
18.5

20.4

38.9

2.3

2.6

4.9

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
88

91

179

96

101

197

Treated
- tonnes /
- tons
- 000
93

91

184

103

100

203

Gold in ore
- kg
/
- oz 000
802

777

1,579

26

25

51

Yield
- g/t
/
- oz/t
8.15

8.18

8.16

0.238

0.239

0.238

Gold produced
- kg
/
- oz 000
763

741

1,504

25

23

48

Open-pit Operations
Mined
- tonnes /
- tons
- 000
-

-

-

-

-

-

Stripping ratio
- t(mined-treated)
 /t treated
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/
- oz/t
8.15

8.18

8.16

0.238

0.239

0.238

Gold produced
- kg
/
- oz 000
763

741

1,504

25

23

48

Gold sold
- kg
/
- oz 000
759

791

1,550

24

25

49

Revenue
- R/kg
/
- $/oz
- sold
82,112

81,487

81,793

318

323

321

Total cash costs
- R/kg
/
- $/oz
- produced
28,081

27,762

27,924

109

110

110

PRODUCTIVITY
per employee
- g
/
- oz
- target
945

933

939

30.39

29.99

30.19

- actual
967

946

956

31.08

30.41

30.74

FINANCIAL RESULTS (MILLION)
Gold sales
62.3

64.5

126.8

7.8

8.2

16.0

Cost of sales
33.0

33.7

66.7

4.1

4.3

8.4

Cash operating costs
20.5

19.7

40.2

2.6

2.5

5.1

Other cash costs
0.9

0.9

1.8

0.1

0.1

0.2

Total cash costs
21.4

20.6

42.0

2.7

2.6

5.3

Rehabilitation and other non-cash costs
0.5

0.6

1.1

-

0.1

0.1

Production costs
21.9

21.2

43.1

2.7

2.7

5.4

Amortisation of mining assets
11.0

10.9

21.9

1.4

1.4

2.8

Inventory change
0.1

1.6

1.7

-

0.2

0.2

Operating profit
29.3

30.8

60.1

3.7

3.9

7.6

Capital expenditure
5.8

3.4

9.2

0.8

0.4

1.2

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
CERRO VANGUARDIA - Attributable 46.25%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Open-pit Operations
Mined
- tonnes /
- tons
- 000
1,430

1,227

2,657

1,577

1,352

2,929

Stripping ratio
- t(mined-treated)
 /t treated
13.97

11.56

12.75

13.97

11.56

12.75

Treated
- tonnes /
- tons
- 000
95

98

193

105

108

213

Gold in ore
- kg
/
- oz 000
972

1,081

2,053

31

35

66

Yield
- g/t
/
- oz/t
9.82

10.69

10.26

0.287

0.312

0.299

Gold produced
- kg
/
- oz 000
939

1,044

1,983

30

34

64

Total
Yield
- g/t
/
- oz/t
9.82

10.69

10.26

0.287

0.312

0.299

Gold produced
- kg
/
- oz 000
939

1,044

1,983

30

34

64

Gold sold
- kg
/
- oz 000
987

998

1,985

32

32

64

Revenue
- R/kg
/
- $/oz
- sold
74,972

74,263

74,616

290

295

293

Total cash costs
- R/kg
/
- $/oz
- produced
37,387

36,359

36,846

145

144

145

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,398

1,541

1,469

44.95

49.54

47.24

- actual
1,868

1,898

1,883

60.04

61.01

60.55

FINANCIAL RESULTS (MILLION)
Gold sales
79.0

78.7

157.7

9.9

10.0

19.9

Cost of sales
60.0

61.7

121.7

7.5

7.8

15.3

Cash operating costs
29.9

33.0

62.9

3.7

4.2

7.9

Other cash costs
5.2

5.0

10.2

0.7

0.6

1.3

Total cash costs
35.1

38.0

73.1

4.4

4.8

9.2

Rehabilitation and other non-cash costs
1.7

1.7

3.4

0.2

0.2

0.4

Production costs
36.8

39.7

76.5

4.6

5.0

9.6

Amortisation of mining assets
22.7

22.0

44.7

2.8

2.8

5.6

Inventory change
0.5

-

0.5

0.1

-

0.1

Operating profit
19.0

17.0

36.0

2.4

2.2

4.6

Capital expenditure
8.3

17.1

25.4

1.0

2.2

3.2

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

AUSTRALIAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
4,903

4,989

9,892

6,413

6,526

12,939

Treated
- tonnes /
- tons
- 000
481

458

939

530

505

1,035

Yield
- g/t
/
- oz/t
4.37

5.03

4.69

0.128

0.147

0.137

Gold produced
- kg
/
- oz 000
2,104

2,302

4,406

68

74

142

Gold sold
- kg
/
- oz 000
2,578

1,768

4,346

83

57

140

Revenue
- R/kg
/
- $/oz
- sold
69,179

81,508

76,211

267

324

298

Total cash costs
- R/kg
/
- $/oz
- produced
38,221

33,158

35,576

148

132

140

PRODUCTIVITY
per employee
- g
/
- oz
- target
2,214

2,551

2,382

71.17

82.03

76.60

- actual
2,057

2,222

2,140

66.13

71.44

68.80

FINANCIAL RESULTS (MILLION)
Gold sales
178.4

152.8

331.2

22.2

19.5

41.7

Cost of sales
120.6

92.8

213.4

15.0

12.0

27.0

Cash operating costs
53.4

56.9

110.3

6.6

7.3

13.9

Other cash costs
27.0

19.5

46.5

3.4

2.5

5.9

Total cash costs
80.4

76.4

156.8

10.0

9.8

19.8

Rehabilitation and other non-cash costs
1.4

1.4

2.8

0.2

0.2

0.4

Production costs
81.8

77.8

159.6

10.2

10.0

20.2

Amortisation of mining assets
27.2

25.6

52.8

3.4

3.3

6.7

Inventory change
11.6

(10.6)

1.0

1.4

(1.3)

0.1

Operating profit
57.8

60.0

117.8

7.2

7.5

14.7

Capital expenditure
79.9

110.7

190.6

9.9

14.2

24.1

AUSTRALIAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
BODDINGTON - Attributable 33.33%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
696

723

1,419

767

797

1,564

Yield
- g/t
/
- oz/t
0.88

0.83

0.86

0.026

0.024

0.025

Gold produced
- kg
/
- oz 000
615

600

1,215

20

19

39

Gold sold
- kg
/
- oz 000
669

509

1,178

22

16

38

Revenue
- R/kg
/
- $/oz
- sold
69,027

77,586

74,869

267

309

293

Total cash costs
- R/kg
/
- $/oz
- produced
55,385

51,879

53,655

215

206

210

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,838

1,818

1,828

59.10

58.46

58.78

- actual
1,694

1,694

1,694

54.48

54.45

54.47

FINANCIAL RESULTS (MILLION)
Gold sales
46.2

42.0

88.2

5.7

5.4

11.1

Cost of sales
41.4

35.5

76.9

5.3

4.5

9.8

Cash operating costs
33.0

30.1

63.1

4.2

3.8

8.0

Other cash costs
1.0

1.0

2.0

0.2

0.1

0.3

Total cash costs
34.0

31.1

65.1

4.4

3.9

8.3

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
34.0

31.1

65.1

4.4

3.9

8.3

Amortisation of mining assets
6.1

5.2

11.3

0.7

0.7

1.4

Inventory change
1.3

(0.8)

0.5

0.2

(0.1)

0.1

Operating profit
4.8

6.5

11.3

0.4

0.9

1.3

Capital expenditure
2.1

1.5

3.6

0.3

0.2

0.5

5
6

AUSTRALIAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
TANAMI - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
299

436

735

391

570

961

Treated
- tonnes /
- tons
- 000
88

129

217

96

143

239

Yield
- g/t
/
- oz/t
2.37

1.89

2.08

0.069

0.055

0.061

Gold produced
- kg
/
- oz 000
208

244

452

7

8

15

Gold sold
- kg
/
- oz 000
250

196

446

8

6

14

Revenue
- R/kg
/
- $/oz
- sold
68,834

78,385

75,222

266

312

295

Total cash costs
- R/kg
/
- $/oz
- produced
49,741

106,707

80,463

193

423

317

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,541

1,336

1,439

49.55

42.95

46.25

- actual
1,400

935

1,104

45.00

30.06

35.49

FINANCIAL RESULTS (MILLION)
Gold sales
17.2

16.4

33.6

2.1

2.1

4.2

Cost of sales
9.6

28.0

37.6

1.1

3.6

4.7

Cash operating costs
10.1

25.5

35.6

1.2

3.3

4.5

Other cash costs
0.3

0.5

0.8

-

0.1

0.1

Total cash costs
10.4

26.0

36.4

1.2

3.4

4.6

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
10.4

26.0

36.4

1.2

3.4

4.6

Amortisation of mining assets
1.6

1.8

3.4

0.2

0.2

0.4

Inventory change
(2.4)

0.2

(2.2)

(0.3)

-

(0.3)

Operating profit
7.6

(11.6)

(4.0)

1.0

(1.5)

(0.5)

Capital expenditure
0.2

1.7

1.9

-

0.2

0.2

AUSTRALIAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
UNION REEFS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
1,115

1,005

2,120

1,457

1,315

2,772

Treated
- tonnes /
- tons
- 000
618

704

1,322

682

776

1,458

Yield
- g/t
/
- oz/t
1.18

1.39

1.29

0.034

0.040

0.038

Gold produced
- kg
/
- oz 000
730

975

1,705

23

31

54

Gold sold
- kg
/
- oz 000
927

754

1,681

30

24

54

Revenue
- R/kg
/
- $/oz
- sold
69,201

77,906

75,332

267

310

295

Cash costs
- R/kg
/
- $/oz
- produced
69,558

48,534

57,532

269

193

226

PRODUCTIVITY
per employee
- g
/
- oz
- target
2,592

2,308

2,450

83.33

74.21

78.77

- actual
1,299

1,685

1,495

41.76

54.17

48.06

FINANCIAL RESULTS (MILLION)
Gold sales
64.1

62.5

126.6

8.0

8.0

16.0

Cost of sales
73.6

60.4

134.0

8.9

7.9

16.8

Cash operating costs
49.0

52.2

101.2

6.1

6.7

12.8

Other cash costs
1.7

(4.8)

(3.1)

0.2

(0.6)

(0.4)

Total cash costs
50.7

47.4

98.1

6.3

6.1

12.4

Rehabilitation costs
0.7

2.0

2.7

-

0.3

0.3

Production costs
51.4

49.4

100.8

6.3

6.4

12.7

Amortisation of mining assets
5.4

7.5

12.9

0.6

1.0

1.6

Inventory change
16.8

3.5

20.3

2.0

0.5

2.5

Operating profit
(9.5)

2.1

(7.4)

(0.9)

0.1

(0.8)

Capital expenditure
-

1.0

1.0

-

0.1

0.1

AUSTRALIAN REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2001
2001
2001
2001
2001
2001
BROCKS CREEK
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Gold sold
- kg
/
- oz 000
-

-

-

-

-

-

Revenue
- R/kg
/
- $/oz
- sold
-

-

-

-

-

-

Cash costs
- R/kg
/
- $/oz
- produced
-

-

-

-

-

-

PRODUCTIVITY
per employee
- g
/
- oz
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold sales
-

-

-

-

-

-

Cost of sales
(0.1)

0.2

0.1

-

-

-

Cash operating costs
(0.1)

0.2

0.1

-

-

-

Other cash costs
-

-

-

-

-

-

Total cash costs
(0.1)

0.2

0.1

-

-

-

Rehabilitation costs
-

-

-

-

-

-

Production costs
(0.1)

0.2

0.1

-

-

-

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Operating profit
0.1

(0.2)

(0.1)

-

-

-

Capital expenditure
-

0.2

0.2

-

-

-

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Ordinary
Non -
Foreign
Other
Retained
Total
share
distributable
currency
compre-
earnings
capital and
reserves
translation
hensive
premium
income
SA Rand million
Balance at 31 December 2000
7,951.2

150.2

323.9

-

2,578.5

11,003.8

Effect of change in treatment of IAS 39
488.0

(197.1)

290.9

Net profit
845.9

845.9

Dividends paid
(695.6)

(695.6)

Ordinary shares issued
31.6

31.6

Transfer to non-distributable reserves
(1.7)

1.7

-

Translation adjustment
89.0

-

89.0

Balance at 30 June 2001
7,982.8

148.5

412.9

488.0

2,533.4

11,565.6

US Dollar million
Balance at 31 December 2000
1,049.6

19.8

42.9

-

340.4

1,452.7

Effect of change in treatment of IAS 39
60.7

(26.0)

34.7

Net profit
105.8

105.8

Dividends paid
(91.8)

(91.8)

Ordinary shares issued
4.0

4.0

Transfer to non-distributable reserves
(0.2)

0.2

-

Translation adjustment
(61.3)

(1.1)

8.4

(13.7)

(67.7)

Balance at 30 June 2001
992.3

18.5

51.3

60.7

314.9

1,437.7

DIRECTORS
Executive
R M Godsell   (Chairman and Chief Executive
           Officer)
J G Best
K H Williams
Non-Executive
R P Edey*   (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung
#
A W Lea*
W A Nairn
(Alternate: A H Calver*)
T J Motlatsi
N F Oppenheimer
J Ogilvie Thompson
A J Trahar
* British
#
American
OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6108
Australia
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
SHARE REGISTRARS
South Africa
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792
United Kingdom
Computershare Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710
ADR DEPOSITARY
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1 212 815 2711
Fax: +1 212 571 3050
AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210
DIRECTORATE AND ADMINISTRATION

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com
Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6107
E-mail: pbaldwin@anglogold.com
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com
67, rue du Rhone
4
th
 Floor
1207 Geneva
Switzerland
Alex Buck
Telephone: +44 20 7664 8712/3
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com
4
th
 Floor, The Linen Hall
162-168 Regent Street
London W1B 5TE
England
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and
Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au
Level 13 & 14
44 St Georges Terrace
Perth
Western Australia 6000
(PO Box Z5046, Perth WA6831)
Australia
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Global BuyDIRECT
SM
The Bank of New York maintains a direct share
purchase and dividend reinvestment plan for
AngloGold.
For additional information, please visit The Bank of
New York's website at www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or write to:
The Bank of New York
Shareholder Relations Department -
Global BuyDIRECT
SM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
CONTACTS
PRINTED BY INCE (PTY) LTD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary